Exhibit 99.3

IM Cannabis Corp.

Management's Discussion and Analysis

March 31, 2022

Management’s Discussion and Analysis

Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

IM Cannabis Corp. (“IM Cannabis” or the “Company”) is a British Columbia company whose business formed on October 11, 2019 as the result of a reverse takeover with IMC Holdings Ltd. (the “Reverse Takeover Transaction”), pursuant to which the Company changed its name from “Navasota Resources Inc.” to “IM Cannabis Corp.” and changed its business from mining to the international medical cannabis industry. The Company’s common shares (the “Common Shares”) trade under the ticker symbol “IMCC” on both the NASDAQ Capital Market (“NASDAQ”) and the Canadian Securities Exchange (“CSE”) as of March 1, 2021, and November 5, 2019, respectively. The Reverse Takeover Transaction is more fully described under “Review of Financial Performance – Share Capital – Financial Background”.

This Management’s Discussion and Analysis (“MD&A”) reports on the consolidated financial condition and operating results of IM Cannabis for the year and three months ended December 31, 2021. Throughout this MD&A, unless otherwise specified, references to “we”, “us”, “our” or similar terms, as well as the “Company” and “IM Cannabis” refer to IM Cannabis Corp., together with its subsidiaries, on a consolidated basis, and the “Group” refers to the Company, its subsidiaries and Focus Medical Herbs Ltd.

This MD&A should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto for the years ended December 31, 2021 and 2020, (the “Annual Financial Statements”). References in the below discussion to “Q4 2021” and “Q4 2020” refer to the three months ended December 31, 2021 and December 31, 2020, respectively, and references to “2020” refer to the year ended December 31, 2020.

The Annual Financial Statements have been prepared by management in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS requires management to make certain judgments, estimates and assumptions that affect the reported amount of assets and liabilities at the date of the Annual Financial Statements and the amount of revenue and expenses incurred during the reporting period. The results of operations for the periods reflected herein are not necessarily indicative of results that may be expected for future periods. The Annual Financial Statements include the accounts of the Group, which includes, among others, the following entities:

Legal Entity	Jurisdiction	Relationship with the Company
IMC Holdings Ltd. (“IMC Holdings”)	Israel	Wholly-owned subsidiary
I.M.C. Pharma Ltd. (“IMC Pharma”)	Israel	Wholly-owned subsidiary of IMC Holdings
Focus Medical Herbs Ltd. (“Focus”)	Israel	Private company over which IMC Holdings exercises “de facto control” under IFRS 10
R.A. Yarok Pharm Ltd. (“Pharm Yarok”)	Israel	Wholly-owned subsidiary of IMC Holdings
Rosen High Way Ltd. (“Rosen High Way”)	Israel	Wholly-owned subsidiary of IMC Holdings
High Way Shinua Ltd. (“HW Shinua”)	Israel	Private company over which IMC Holdings exercises “de facto” control under IFRS 10
Revoly Trading and Marketing Ltd. dba Vironna Pharm (“Vironna”)	Israel	Subsidiary of IMC Holdings
Oranim Plus Pharm Ltd. (“Oranim Plus”)	Israel	Subsidiary of IMC Holdings
Trichome Financial Corp. (“Trichome”)	Canada	Wholly-owned subsidiary
Trichome JWC Acquisition Corp. (“TJAC”)	Canada	Wholly-owned subsidiary of Trichome
MYM Nutraceuticals Inc. (“MYM”)	Canada	Wholly-owned subsidiary of Trichome
SublimeCulture Inc. (“Sublime”)	Canada	Wholly-owned subsidiary of MYM
Highland Grow Inc. (“Highland”)	Canada	Wholly-owned subsidiary of MYM International Brands Inc.
Adjupharm GmbH (“Adjupharm”)	Germany	Subsidiary of IMC Holdings

Management’s Discussion and Analysis

All intercompany balances and transactions were eliminated on consolidation.

All dollar figures in this MD&A are expressed in thousands of Canadian Dollars ($), except per share data and unless otherwise noted. All references to “NIS” are to New Israeli Shekels. All references to “€” or to “Euros” are to Euros. All references to “US$” or to “U.S. Dollars” are to United States Dollars. The Company’s shares, options, units and warrants are not expressed in thousands. Prices are not expressed in thousands.

NON‑IFRS FINANCIAL MEASURES

Certain non-IFRS financial measures are referenced in this MD&A that do not have any standardized meaning under IFRS, including “Gross Margin”, “EBITDA” and “Adjusted EBITDA”. The Company believes that these non-IFRS financial measures and operational performance measures, in addition to conventional measures prepared in accordance with IFRS, enable readers to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. For a reconciliation of these non-IFRS financial measures to the most comparable IFRS financial measures, as applicable, see the “Metrics and Non-IFRS Financial Measures” section of the MD&A.

NOTE REGARDING THE COMPANY’S ACCOUNTING PRACTICES

The Company complies with IFRS 10 to consolidate the financial results of Focus, an Israeli licensed cultivator on the basis of which IMC Holdings exercises “de facto control”. For a full explanation of the Company’s application of IFRS 10, see “Legal and Regulatory – “Restructuring” and “Legal and Regulatory – Risk Factors - Consolidation of Focus Financial Results under IFRS 10 and Maintenance of Common Control”.

For the period ended December 31, 2021, the Company analyzed the terms of the definitive agreements with each of Pharm Yarok, Rosen High Way, HW Shinua, Vironna and Oranim Plus (collectively, the “Consolidated Entities”) in accordance with IFRS 10 and concluded a requirement to consolidate the financial results as of the Consolidated Entities as of the date of signing each such definitive agreement. Each of such definitive agreements provide the Company with the power to unilaterally make all decisions regarding the financial and operating policies of each of the Consolidated Entities and the right to obtain all related economic benefits. The Pharm Yarok Transaction, the Vironna Transaction and the Oranim Transaction (as each are further defined herein) were completed in the first quarter of 2022. The completion of the Pharm Yarok Transaction with respect to HW Shinua remains subject to the IMCA approval, and accordingly the financial results of HW Shinua continue to be consolidated in compliance with IFRS 10. For further information on the closing of the above transactions, please see “Corporate Highlights and Events”.

Management’s Discussion and Analysis

EXECUTIVE SUMMARY

OVERVIEW – CURRENT OPERATIONS IN ISRAEL, CANADA AND GERMANY

IM Cannabis is a leading international cannabis company providing premium cannabis products to medical patients and adult-use recreational consumers. With operations in Israel, Canada, and Germany, the world’s three largest federally legal cannabis markets, the Company has developed its own proprietary import/export supply chain in order to efficiently deliver premium cannabis to patients and consumers under a uniform global branding umbrella.

The Company operates in Canada through Trichome and its subsidiaries TJAC and MYM, where it cultivates, processes and sells premium and ultra-premium cannabis at its own facilities under the WAGNERS and Highland Grow brands for the adult-use market in Canada and exports premium and ultra-premium medical cannabis to Israel and eventually to Germany.

In Israel, the Company cultivates, imports, and distributes cannabis to local medical patients through its commercial relationship with Focus, with plans to import cannabis to supplement its operations of medical cannabis retail pharmacies, online platforms, distribution centres and logistical hubs operating through IMC Holdings.

In Germany, the IM Cannabis ecosystem operates through Adjupharm importing and distributing cannabis to pharmacies for patients, acting as the Company’s entry point to a potential future Europe-wide distribution.

OUR GOAL - DRIVE PROFITABLE REVENUE GROWTH

Our primary goal is to sustainably increase revenue in each of our core markets in order to build long term shareholder value. By focusing on sustainable revenue growth, while actively managing costs and margins, we believe we can achieve positive EBITDA.

HOW WE PLAN TO ACHIEVE OUR GOAL – FOUR CORE STRATEGIES

Our strategy to grow sustainable revenues consists of:

•
Geographic diversification and preparing to target new legal cannabis markets in Germany and Israel, while leveraging the cultivation excellence and consumer insights and experienced team in the mature Canadian market.

•
Properly positioned brands with respect to target-market, price, potency and quality, such as the successful mid-2021 launch of WAGNERS in Canada. By Q4 2021, both WAGNERS and Highland Grow were among the top premium and ultra-premium cannabis brands in Ontario (Canada’s largest province) by retail market share[1].

•	High-quality, reliable supply to our customers and patients, leading to recurring sales.

•	Ongoing introduction of new SKUs to keep customers and patients engaged.

In order to turn increased revenues into positive EBITDA, we plan to focus on spending discipline and cost efficiencies through vertical integration throughout 2022.

1 Depletion and e-commerce sales data from Ontario Cannabis Store - Sale of Data report for period between October 1 – December 31, 2021 for dried flower product between $7.50 - $9.99/gram and above $12.99/gram.

Management’s Discussion and Analysis

RESULTS – SIGNIFICANT REVENUE GROWTH IN 2021

STRATEGY IN DETAIL

GEOGRAPHIES AND NEW MARKETS

The Company operates in the Israeli and German medical markets and the Canadian recreational market.

Israel

In Israel, we continue to expand IMC brand recognition and supply the growing Israeli medical cannabis market with our branded products. In addition to our locally grown medical cannabis by Focus and its cultivation partners, we are focused on importing premium indoor-grown dried cannabis from our Canadian Facilities (defined below) as well as from world-leading cannabis suppliers. In addition to the benefits of the Group’s long-term presence in Israel, we believe that with our globally integrated supply chain and coordinated team of compliance, regulatory and purchasing professionals, the Company is well-positioned to address the ongoing needs of medical cannabis patients in Israel.

Since the beginning of 2021, the Company has focused on entering additional segments of the medical cannabis market in Israel, including the distribution and retail segments. The acquisitions of Israeli pharmacies Pharm Yarok, Vironna and Oranim Pharm (collectively, the “Israeli Pharmacies”) positions IM Cannabis as one of the largest distributors of medical cannabis in Israel. We are focused on building a vertically-integrated retail chain, providing IM Cannabis products directly to patients, accessing and leveraging market data as well as providing a deeper understanding of consumer preferences. These acquisitions allow the Company to increase purchasing power with third-party product suppliers, offers potential synergies with our established call centre and online operations, achieves higher margins on direct to patient sales and creates the opportunity for up-sales across a growing range of products.

Through the acquisition of the home-delivery services and online pharmacy business operating under the name “Panaxia-to-the-Home” and customer service center (“Panaxia-to-the-Home Operation”), we plan to stay ahead of consumer trends and provide patients with accessible, at-home delivery. The Company’s acquisition of Rosen High Way, a trading house, and the Panaxia trading house license (the “Panaxia GDP License”) will expand its sales channels, distribution, delivery and storage capacity and strengthen the Groups’ ability to reach its clients directly. Following the completion of these transactions in the first quarter of 2022, IMC Holdings has become, through its recently acquired subsidiaries, a licensed medical cannabis retailer in Israel, in the process vertically integrating its Israeli operations. The Company expects that these developments will increase revenue and margins from its Israeli medical cannabis market activities. For more information, see “Corporate Highlights and Events”.

Management’s Discussion and Analysis

Canada

Following the completion of the Trichome Transaction and the MYM Transaction, each acquisition further discussed below in “Corporate Highlights and Events”, the Company’s global cannabis platform has evolved to include operations in the adult-use recreational cannabis market in Canada, in addition to its established medical cannabis operations in Israel and Germany. Through its wholly-owned subsidiary, TJAC, Trichome operates as a Canadian Licensed Producer (defined below) of cannabis products in the Canadian cannabis market and sells adult-use recreational cannabis products under the WAGNERS brand.

MYM operates through its wholly-owned subsidiaries, Highland and Sublime, Canadian Licensed Producers. Each of Highland and Sublime produce cannabis products for the adult-use recreational cannabis market under the Highland Grow brand.

The MYM and Trichome acquisitions are complementary to each other and the larger IM Cannabis ecosystem. The WAGNERS brand operates in the premium cannabis market segment ($7.50-$9.99 per gram at the consumer level), while Highland operates in the ultra-premium market segment ($12.99+ per gram at the consumer level). In addition, the acquisitions provide an efficient, vertically integrated avenue to provide product to the Israeli and German markets.

The Canadian cannabis market is more mature than the other jurisdictions in which we operate, yet market growth is still expected to continue to grow in the coming years, with estimated market growth from $1.07 billion in Q4 2021 ($4.3 billion annualized)2 to $8 billion in annual sales by 20263. The Company continues to capitalize on numerous opportunities to grow its market share within Canada, including:

•	Expanding into new provinces, particularly Quebec, which accounts for approximately 23% of Canada’s population.
•	Launching new SKUs, products, and formats to meet consumer demand.
•	Continuing to expand our competitive market share in key markets;
•	In Ontario, Wagners has increased from 0% market share in January 2021 to over 6% in the premium dried flower segment for the first two months of 2022[4]
•	Highland now holds over 10% market share in the ultra-premium segment in Ontario in the first two months of 2022[5]
•	Engaging directly with current and prospective customers, retailers, and consumers to educate them on our high-quality brands.

Germany

In Europe, the Company operates in Germany through Adjupharm, its German subsidiary and EU-GMP certified medical cannabis producer and distributor. We continue to lay our foundation in Germany, currently the largest medical cannabis markets in Europe6. Leveraging our global supply chain, IM Cannabis continues to focus on growing its business in Germany to be well-positioned through brand recognition in preparation for future regulatory reforms.

Similar to Israel, the Company’s focus in Germany is on importing premium indoor-grown dried cannabis from its Canadian Facilities, which we believe will satisfy the rapid growth in demand for high-THC premium cannabis across a variety of strains and qualities.

While the Company does not currently distribute products in other European countries, the Company intends to leverage the foundation established by Adjupharm, its new state-of-the-art, approximately 8,000 square foot warehouse space and EU-GMP production facility in Germany, completed in July 2021 (the “Logistics Centre”) and its network of distribution partners to expand into other jurisdictions across the continent. The Company expects that the Logistics Centre will allow the Company to execute all aspects of its supply chain, including the repackaging of bulk cannabis and distribution capabilities.

2 Based on HiFyre Data for period between October 1 – December 31, 2021.
3 BDSA, https://www.globenewswire.com/news-release/2021/09/21/2300624/0/en/BDSA-Reports-Global-Cannabis-Sales-Surge-41-YoY-in-2021-Will-Surpass-62-Billion-by-2026.html
4 Depletion and e-commerce sales data from Ontario Cannabis Store - Sale of Data report for period between January 1 – February 28, 2022 for dried flower product between $7.50 - $9.99/gram.
5 Ibid.
6 The European Cannabis Report – Edition 6, p. 93 -   https://prohibitionpartners.com/reports/

Management’s Discussion and Analysis

BRANDS

The IMC brand is well-known in the Israeli medical cannabis market. Leveraging its long-term success in the Israeli market, the Company launched the IMC brand in Germany in 2020.

Following the Company’s entry into the Canadian adult-use recreational cannabis market, the Company is now leveraging its vertical integration and applying a multi-country strategy and using its global platform and exporting its Canadian WAGNERS and Highland Grow brands to the Israeli and German medical cannabis markets. The Company believes that the sale of WAGNERS and Highland Grow into the Israeli and German markets can satisfy the increasing demand of both Israeli and German patients for indoor grown high-THC premium cannabis.

Israeli Medical Cannabis Business

The Company currently sells the IMC and WAGNERS brands in the Israeli market.

The IMC brand established its reputation in Israel for quality and consistency over the past 10 years. In August 2020, a survey of licensed medical cannabis patients showed that the IMC brand is one of the top four most popular medical cannabis brands in Israel.7

In association with Focus, the Group maintains a portfolio of strains sold under the IMC umbrella that includes popular medical cannabis dried flowers and full-spectrum cannabis extracts.

In 2021, IMC was rebranded with a refreshed logo, packaging, design language and tone, with a bold new design to better position itself in the competitive Israeli medical cannabis market, creating a variety of available products for medical cannabis patients. The IMC brand launched four different product lines as part of its rebranding:

The Signature Collection – The IMC brand’s high-quality product line with greenhouse grown, high THC cannabis flowers. This collection of products currently includes well known cannabis dried flowers such as Roma, Tel Aviv and London as well as newer strains launched in 2021 such as Mango Mint.

7 According to a survey carried out by Cannabis Magazine among 519 patients licensed by the MOH to consume medical cannabis (Aug 2020, Israel).

Management’s Discussion and Analysis

The Reserve Collection – The IMC brand’s premium product line with indoor-grown, high THC cannabis flowers. Launched in Q1 2022 with BC Pink Kush.

The Craft Collection – The IMC brand’s ultra-premium product line with indoor-grown, hang-dried and hand-trimmed, high THC cannabis flowers. Including exotic and unique cannabis strains such as Peanut Butter MAC, Wedding Crasher and Alien Sin Mint Cookies.

The Full Spectrum Extracts – The IMC brand’s full spectrum, strain specific cannabis extracts including High THC Roma oil, balanced Paris oil and Super CBD.
The WAGNERS brand launched in Israel during Q1 2022. For more information, please see “New Product Offering”.

Canadian Adult-Use Recreational Cannabis Business

In Canada, the Company’s product portfolio consists of dried flower, pre-rolls and pressed hash offerings under the premium WAGNERS brand and ultra-premium Highland Grow brand. The WAGNERS brand was launched by TJAC in mid-2021, while the Highland Grow brand was acquired through the acquisition of MYM in July 2021.

The WAGNERS brand offers high-quality cannabis on a consistent basis at an approachable price point for consumers. The Highland Grow brand offers cannabis consumers ultra-premium product, curated to their tastes. Both the WAGNERS and Highland Grow brands have proven to be very popular with consumers, each holding a top 3 position in Ontario across their respective price segments (year-to-date in 2022).8

8 Depletion and e-commerce sales data from Ontario Cannabis Store - Sale of Data report for period between January 1 – February 28, 2022 for dried flower product between $7.50 - $9.99/gram and above $12.99/gram.

Management’s Discussion and Analysis

WAGNERS and Highland Grow products are primarily sold in 3.5 gram flower and 3 x 0.5 gram flower pre-roll formats.  Other flower formats are available in certain provinces, such as 7 or 14 gram units. Hash is typically sold in 1, 2 and 4 gram formats.

Key WAGNERS flower and pre-roll strains include Cherry Jam, Pink Bubba, Blue Lime Pie, Purple Clementine, Dark Helmet and Silverback #4:

The Highland Grow brand portfolio includes six core flower strains: Gaelic Fire, White Lightning, Sensi Wizard, Cherry Burst, as well as two new strains added in Q4 2021, Gas Tank and Diamond Breath.

German Medical Cannabis Business

In Germany, the Company sells IMC-branded dried flower products. The medical cannabis products sold in the German market are branded generically as IMC so as to rely on the Company’s brand recognition in establishing a foothold with German healthcare professionals. The Company’s IMC-branded cannabis products were launched in Germany with one high THC flower strain in 2020.  In Q4 2021, Adjupharm launched a flower strain second high THC strain and two full spectrum extracts.

In July 2021, Adjupharm was recognized by the German Brand Institute with the “German Brand Award 2021”, recognizing its excellence in brand strategy and creation, communication and integrated marketing. The competitive advantage in Germany also lies in the Group’s track record, experience and brand reputation in Israel and proprietary data supporting the possible effectiveness of medical cannabis for the treatment of a variety of conditions.

Management’s Discussion and Analysis

HIGH-QUALITY, RELIABLE SUPPLY

Israel

Over the last decade, Focus was the primary cultivator of medical cannabis products sold under the IMC brand in the Israeli market, as an Israeli IMCA licensee permitted to cultivate medical cannabis in Israel (the “Focus License”) at the Focus cultivation facility (the “Focus Facility”). To supplement growing demand, Focus entered into supply agreements with third-party Israeli cultivators. Since 2021, the Company has focused on securing additional supply from its supply partners from outside of Israel, leveraging its improved purchasing capabilities and global presence, as well as facilitating the import of indoor-grown premium and ultra-premium cannabis from the Canadian Facilities. Importing from the Canadian Facilities aligns with the Company’s strategy in acquiring the Trichome and MYM to serve as a long term, reliable source of supply to both the Israeli and German markets.

Following cultivation in Israel or import of medical cannabis, in accordance with Israeli regulations, the medical cannabis products are then packed by contracted licensed producers of medical cannabis. The packaged medical cannabis products are then sold by the Group under the Company’s brands to local Israeli pharmacies directly or through contracted distributors.

Canada

In Canada, our primary customers are provincially-owned cannabis wholesalers who in turn sell to private and public retail locations where the consumer ultimately purchases cannabis products.

The Company supplies the WAGNERS and Highland Grow brands through a combination of internally cultivated production from the Canadian Facilities in Ontario, Quebec, and Nova Scotia. To diversify our supply lines, we also purchase carefully curated cannabis to match our consumers’ demands and expectations.

The Company operates four facilities in Canada (the “Canadian Facilities”):

Facility	Location	Description
Manitou Facility	Ontario	Flagship 32,050 square metre facility, with approximately 4,340 square metre of cultivation space
Trillium Facility	Ontario	Approximately 1,400 square metre processing and cultivation facility
Sublime Facility	Quebec	Approximately 930 square metre cultivation and storage facility
Highland Facility	Nova Scotia	Approximately 530 square metre cultivation and storage facility

The Manitou Facility and Trillium Facility (together, the “TJAC Facilities”) are operated by TJAC, and the Sublime Facility and Highland Facility (together, the “MYM Facilities”) are operated by Sublime and Highland, respectively. The TJAC Facilities, and the MYM Facilities, pursuant to their Health Canada issued licenses (the “TJAC Licenses” and the “MYM Licenses”, respectively) are authorized to cultivate, process and sell cannabis (only the Trillium Facility and the Highland Facility hold a license to sell).

Germany

The Company continues to expand its presence in the German market by forging partnerships with pharmacies and distributors across the country and developing Adjupharm and the Logistics Centre as the Company’s European hub. Adjupharm sources its supply of medical cannabis for the German market from various EU-GMP certified European and Canadian suppliers. The completion of the Logistics Centre upgraded Adjupharm’s production technology and increased its storage capacity to accommodate its anticipated growth. The Company is also focused on exporting products into Germany from its Canadian Facilities, securing a reliable long term source of supply and minimizing the risks inherent in the supply chain.

Management’s Discussion and Analysis

Adjuharm currently holds wholesale, narcotics handling, manufacturing, procurement, storage, distribution and import/export licenses granted to it by the applicable German regulatory authorities (the “Adjupharm Licenses”).

NEW PRODUCT OFFERINGS

Between our various geographies, the strategy for new products varies given that each market is at a different stage of development with respect to regulatory regimes, patient and customer preferences and adoption rates.

Israel

In conjunction with Focus and its cultivation partners cultivating Israeli-grown cannabis, the Company is also importing premium cannabis from its Canadian Facilities and from third-party supply partners. Canadian indoor-grown cannabis commands a premium to the Israeli consumer. The Company launched the BC Pink Kush cannabis flowers to its Reserve Collection during Q1 2022, and is planning to launch another cannabis flower, Berlin, to its Signature Collection in the beginning of Q2 2022.

The WAGNERS brand launched in Israel during Q1 2022, with premium indoor-grown cannabis from the Canadian Facilities. The WAGNERS brand in Israel offers premium, imported, indoor-grown flower at a competitive price point for the first time in the Israeli market, due to the Group’s vertically integrated global supply chain reducing costs across the chain.

The WAGNERS brand currently offers its Cherry Jam and Dark Helmet products in Israel with additional products expected to launch later in 2022.

We also plan to launch the Highland Grow brand in Israel later in 2022.

Management’s Discussion and Analysis

Canada

The Company has amassed a portfolio of more than 150 cannabis strains through the MYM Transaction, and we are regularly evaluating and bringing new strains to market. In Q4 2021, we launched Pink Bubba and Blue Lime Pie under the WAGNERS brand. The market reception of Pink Bubba has been strong, rivaling sales of our flagship Canadian strain, Cherry Jam in key markets. We also plan to launch four new strains in Q2 2022; Tiki Rain, Rainforest Crunch, Golden Ghost OG and Turpy Slurpy:

We have introduced pre-rolls under the Highland Grow brand for cannabis connoisseurs who also value convenience. In addition, we have launched new strains: Diamond Breath and Gas Tank under Highland Grow brand.

In Q1 2022, we commenced distribution of a new brand, Dymond Concentrates, which will offer high-quality concentrates such as THCA diamonds, caviar, live resin, badder and shatter:

Germany

IM Cannabis started 2022 with the launch of a high CBD flower strain and is also currently in the process of launching its popular Canadian WAGNERS brand in the German medical cannabis market, importing cannabis flower from the Canadian Facilities. The expansion of our portfolio shows our commitment to providing German physicians and patients with the best available strains in the global cannabis market, giving them the opportunity to tailor their treatments to their patients’ individual needs.

Management’s Discussion and Analysis

CORPORATE HIGHLIGHTS AND EVENTS

KEY HIGHLIGHTS FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2021

In 2021 the Company executed on its strategy to expand its business operations through several strategic acquisitions to enter the Canadian adult-use recreational cannabis market and the retail and distribution segments of the medical cannabis market in Israel. The Company’s key highlights and events for the year ended December 31, 2021 include:

Amendment of Focus’ Commercial Agreements

On January 1, 2021, the Company amended the terms of each of the IP Agreement and the Services Agreement to align the consideration with implementation of the Company’s transfer pricing framework. The amendments to these agreements constituted a “related party transaction” as such term is defined in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”).  The Company was exempt from the formal valuation requirement under Section 5.5(a) and the minority approval requirement under Section 5.7(1)(a) of MI 61-101, respectively, as the fair market value of the amendments, as determined by the Board, did not exceed 25% of the Company's market capitalization on the date of such amendments.

DTC Eligibility

On January 26, 2021, the Company announced that it received confirmation from The Depository Trust Company (“DTC”) that its Common Shares are eligible for electronic clearing and settlement through DTC in the United States (“U.S.”)

Share Consolidation

On February 12, 2021, IM Cannabis consolidated all of its issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for each four (4) pre-consolidation Common Shares (the “Share Consolidation”) to meet the NASDAQ minimum share price requirement.

Changes to Board of Directors

On February 22, 2021, IM Cannabis appointed Brian Schinderle and Haleli Barath to its board of directors (the “Board”). Both Mr. Schinderle and Ms. Barath are independent directors under applicable Canadian and United States securities laws. Concurrently with the foregoing appointments, Rafael Gabay and Steven Mintz resigned from the Board.

Listing on NASDAQ

On March 1, 2021, the Common Shares commenced trading on the NASDAQ under the ticker symbol “IMCC”, making IM Cannabis the first Israeli medical cannabis operator to list its shares on the NASDAQ.

First Supply Partnership for Import of Premium Medical Cannabis to Israel

On March 8, 2021, the Company announced that Focus signed a multi-year supply agreement with GTEC Holdings Ltd. (“GTEC”), a Canadian Licensed Producer of handcrafted and high quality cannabis, under which Focus will import GTEC’s high-THC medical cannabis flowers into Israel to be sold under the IMC brand. By committing to purchase a minimum quantity of 500 kg of high-THC medical cannabis flower from GTEC’s subsidiary, Grey Bruce Farms Incorporated, Focus is the exclusive recipient of GTEC cannabis products in the Israeli market for a period of 12 months commencing on the date the first shipment of GTEC products arrives in Israel, with an option to extend the term of exclusivity by an additional 6 months. The first shipment arrived in Q3 2021 and the Group launched a new category of imported premium indoor medical cannabis products under its well-established brand.

Management’s Discussion and Analysis

On June 7, 2021, the Group continued to execute on its strategy of importing premium product and growing its network of strategic supply partners by Focus entering into a three-year supply agreement with Flowr Corporation (“Flowr”), a Canadian Licensed Producer of ultra-premium adult-use recreational and medical cannabis products. The first shipment from Flowr arrived in Q4 2021. The Group launched the medical cannabis products from this shipment in Q1 2022.

Entering the Canadian Adult-Use Recreational Market

On March 18, 2021, the Company acquired all of the issued and outstanding shares of Trichome(the “Trichome Transaction”), becoming the first Israeli medical cannabis operator with established operation in Israel, Germany and Canada, securing its supply of premium indoor cannabis with the objective of exporting into the Israeli medical market and competing in the premium segment of Canada’s adult-use recreational cannabis market. Trichome is the sole shareholder of TJAC (then doing business as JWC), and is a Canadian Licensed Producer of cannabis products in the adult-use recreational cannabis market. The Trichome Transaction completed pursuant to a statutory plan of arrangement under the Business Corporations Act (Ontario) in accordance with a definitive agreement entered into on December 30, 2020.

Pursuant to the terms of the Trichome Transaction, former holders of common shares of Trichome (the “Trichome Shares”) and former holders of Trichome convertible instruments (collectively, the “Trichome Securityholders”) received 0.24525 of a Common Share for each Trichome Share held and each in-the-money convertible instrument of Trichome. Pursuant to the Trichome Transaction, a total of 10,104,901 Common Shares were issued to the Trichome Securityholders, resulting in former Trichome Securityholders holding approximately 20.06% of the total number of Common Shares (based on 50,370,027 Common Shares issued and outstanding immediately after closing of the Trichome Transaction). In addition, 100,916 Common Shares were issued to financial advisors in connection with the Trichome Transaction.

Entering the Retail Segment in Israel by Acquiring Panaxia’s Largest Retail and Online Pharmacy Business

On April 30, 2021, IMC Holdings signed a definitive agreement with Panaxia to acquire the Panaxia-to-the-Home Operation, and the Panaxia GDP License from Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd., part of the Panaxia Labs Israel, Ltd. group of companies (the “Panaxia Transaction”). Panaxia-to-the-Home offers medical cannabis patients across Israel the largest selection of medical cannabis products in Israel through an online platform with temperature-controlled home delivery, along with a call centre for patient support.

On May 30, 2021, the Company completed the first closing of the Panaxia Transaction, pursuant to which the Panaxia-to-the-Home Operation and all intellectual property were transferred to IMC Holdings., and on March 14, 2022 the Company completed the acquisition of the Panaxia GDP License. For more information, please see “Subsequent Events”.

Management’s Discussion and Analysis

Closing of US$35 Million Equity Financing by Overnight Marketed Offering

On May 7, 2021, IM Cannabis closed an overnight marketed offering (the “2021 Offering”) of its Common Shares (“Offered Shares”) and Common Share purchase warrants (“2021 Offered Warrants”). A total of 6,086,956 Offered Shares at a price of US$5.75 per Offered Share were sold and issued for aggregate gross proceeds of approximately US$35,000 ($42,502). IM Cannabis also issued 3,043,478 2021 Offered Warrants to purchasers of Offered Shares, for no additional consideration, with each 2021 Offered Warrant exercisable for one Common Share at an exercise price of US$7.20 for a term of 5 years from the date of closing of the 2021 Offering. The 2021 Offering was completed by way of a final prospectus supplement filed on May 5, 2021. Pursuant to the terms of the 2021 Offering, the agents who acted on the Company’s behalf in connection with the 2021 Offering, held an over-allotment option to purchase up to an additional 913,044 Offered Shares and 465,522 2021 Offered Warrants on the same terms and conditions for a period of 30 days following the date of closing of the 2021 Offering which was not exercised.

The Company also issued a total of 182,609 broker compensation options (the “2021 Broker Compensation Options”) to the agents who acted on its behalf in connection with the 2021 Offering. Each 2021 Broker Compensation Options is exercisable for one (1) Common Share at an exercise price of US$6.61, at any time following November 5, 2021 until November 5, 2024.

The 2021 Offering was conducted pursuant to a prospectus supplement under the Company’s final base shelf prospectus receipted by the applicable Canadian securities commissions on March 31, 2021 (the “Base Shelf Prospectus”) and its Registration Statement on Form F-10, which was declared effective on March 31, 2021by the United States Securities and Exchange Commission (the “SEC”).

TJAC Revolving Credit Facility

On May 14, 2021, the Company’s subsidiary, TJAC, entered into a revolving credit facility (the “Revolver”) for $5,000 with a private Canadian creditor. The Revolver has an initial term of 12 months that can be extended upon the mutual agreement of both parties. Per annum interest is equal to the greater of (i) 9.75% and, (ii) the Toronto Dominion Bank prime rate, plus 7.30%. The Facility has a standby fee of 2.40% per annum, which is charged against the unused portion. Advanced amounts are secured against the assets of TJAC and Trichome, with Trichome providing a guarantee for the Facility. To maintain the Facility, TJAC must abide by certain financial covenants, such as the maintenance of a tangible net worth greater than $5,000 and a debt service coverage ratio of 2:1. On September 23, 2021, TJAC increased the limit on the Revolver from $5,000 to $7,500 and added Highland’s assets to the Revolver borrowing base. The increase will be used to finance TJAC and MYM’s receivables in order to manage the timing of cash flows. On October 18, 2021, TJAC and MYM increased the limit on the Revolver to $10,000. The increase will be used to finance TJAC and MYM’s receivables in order to manage the timing of cash flows.  On March 29, 2022, the limit on the Revolver increased from $10,000 to $15,000 and was renewed for an additional 12 months.

Management’s Discussion and Analysis

Acquisition of MYM Nutraceuticals Inc.

On July 9, 2021, the Company, through Trichome, acquired all of the issued and outstanding shares of MYM on July 9 2021 (the “MYM Transaction”). In addition to acquiring the rights to the Highland Grow brand, a widely-available ultra-premium cannabis brand in Canada with a proven track record, the Company also acquired over 150 strains in its product portfolio that the Company plans to selectively release to market. The MYM Transaction was completed pursuant to a statutory plan of arrangement under the Business Corporations Act (British Columbia) in accordance with a definitive agreement entered into on March 31, 2021. Pursuant to the terms of the MYM Transaction, former holders of common shares of MYM (the “MYM Shares”) received 0.022 of a Common Share for each MYM Share held. In connection with the MYM Transaction, a total of 10,073,437 Common Shares were issued to the former holders of MYM Shares, resulting in former MYM shareholders holding approximately 15% of the total number of Common Shares (based on 67,156,470 Common Shares issued and outstanding immediately after closing of the MYM Transaction).

Completion of German Logistics Centre

In July 2021, the Company completed the Logistics Centre that allows Adjupharm to internally manage all aspects of its supply chain including, the repackaging of bulk cannabis. IM Cannabis expects that the Logistics Centre will strongly augment Adjupharm’s capabilities as a focal point for the Company’s European strategy. The Logistics Centre doubles Adjupharm’s footprint to approximately 8,000 square feet, upgrades the production facilities with state-of-the-art technology and increases cannabis storage capacity to seven tonnes.

Acquisition of Leading Israeli Retailer and Distributor - Pharm Yarok Group

On July 28, 2021, IMC Holdings entered into a definitive agreement to acquire100% of the issued and outstanding shares of (i) Pharm Yarok, a leading medical cannabis pharmacy located in central Israel; (ii) Rosen High Way, a trade and distribution centre providing medical cannabis storage, distribution services and logistics solutions for cannabis companies and pharmacies in Israel; and (iii) HW Shinua, an applicant for a medical cannabis transportation license (collectively, the “Pharm Yarok Transaction”). The Pharm Yarok Transaction aligns with the Company’s execution of its vertical integration strategy within the Israeli medical cannabis retail market. The Pharm Yarok Transaction closed in March 2022. For more information, please see “Subsequent Events”.

Acquisition of Leading Israeli Pharmacy – Vironna

On August 16, 2021, IMC Holdings entered into definitive agreement to acquire 51% of the issued and outstanding ordinary shares of Vironna (the “Vironna Transaction”), a pharmacy licensed to dispense and sell medical cannabis and is one of the leading pharmacies serving patients in the Arab population in Israel. The Vironna Transaction closed in March 2022. For more information, please see “Subsequent Events”.

Acquisition of Jerusalem’s Leading Medical Cannabis Pharmacy- Oranim Pharm

On December 1, 2021, IMC Holdings signed a definitive agreement to acquire 51.3% of the outstanding ordinary shares of Oranim Plus. Oranim Plus holds 99.5% of the rights in Oranim Pharm Partnership (“Oranim Pharm”). The acquisition will result in IMC Holdings owning 51% of the rights in Oranim Pharm, which is one of the largest pharmacies selling medical cannabis in Israel and the largest pharmacy selling medical cannabis in the Jerusalem area (the “Oranim Transaction”). The Oranim Transaction closed in March 2022. For more information, please see “Subsequent Events”.

Management’s Discussion and Analysis

Executive Changes to Subsidiaries

Effective December 2021, Howard Steinberg was appointed Chief Executive Officer of the following wholly-owned Canadian subsidiaries of IM Cannabis: MYM, Highland and Sublime. Karl Grywacheski was appointed Chief Financial Officer of Highland.

SUBSEQUENT EVENTS

Strategic Executive Management Changes

On January 13, 2022, the Company announced the following changes to its management team: Yael Harrosh, previously IM Cannabis’s General Counsel, Business Director and Corporate Secretary, was promoted to global Chief Legal and Operations Officer, effective immediately. Rinat Efrima was appointed the new Chief Executive Officer of IMC Holdings and joined the Company in Q1 2022.

First Import to Israel of Cannabis from the Company’s Canadian Facility

On January 19, 2022, Focus imported premium indoor-grown Canadian cannabis flowers from TJAC, and an additional supply partner, marking an important milestone in the execution of the IM Cannabis’ strategic objectives of vertical integration. The Group commenced the sale of imported cannabis flowers under its WAGNERS brand in the Israeli medical cannabis market as of February 2021.

Focus Revolving Credit Facility

In January 2022, Focus entered into a revolving credit facility with Bank Mizrahi (the “Mizrahi Facility”).  The Mizrahi Facility is guaranteed by Focus assets. Advances from the Mizrahi Facility will be used for working capital needs. The Mizrahi Facility has a total commitment of up to NIS 15,000 (approximately $6,000) and has a one-year term for on-going needs and 6 month term for imports and purchases needs. The Mizrahi Facility is renewable upon mutual agreement by the parties. The borrowing base available for draw at any time throughout the Mizrahi Facility and is subject to several covenants to be measured on a quarterly basis. The Mizrahi Facility bears interest of Israeli prime interest plus 1.5% (approximately 3.3%) per annum.

Closing of Pharm Yarok Transaction

On March 14, 2022, the Pharm Yarok Transaction closed upon receipt of all requisite approvals, including the IMCA approval, for an aggregate consideration of NIS 11,900 (approximately $4,600), of which NIS 8,400 (approximately $3,300) was paid in cash upon signing the definitive agreement, and NIS 3,500 (approximately $1,300) paid upon closing. The acquisition of the outstanding ordinary shares of HW Shinua is pending receipt of the requisite approval from the IMCA. In connection with closing of the Pharm Yarok Transaction, the Company completed a non-brokered private placement with former shareholders of Pharm Yarok and Rosen High Way on March 14, 2022. A total of 523,700 Common Shares were issued at a deemed price of $2.616 for aggregate proceeds of approximately $1,370. The calculation of the deemed price was based on the average closing price of Common Shares on the CSE over the 8 trading day period immediately preceding March 14, 2022.

Management’s Discussion and Analysis

Closing of Vironna Transaction

On March 14, 2022, the Vironna Transaction closed upon receipt of all requisite approvals, including the approval of the IMCA. The Vironna Transaction was completed for total consideration of NIS 8,500 (approximately $3,330), comprised of NIS 5,000 (approximately $1,950) in cash and NIS 3,500 (approximately $1,350) in Common Shares issued on closing. In satisfaction of the cash consideration component, NIS 3,750 (approximately $1,470) was paid at signing of the definitive agreement and the remaining NIS 1,250 (approximately $490) will be paid post-closing of the Vironna Transaction. In satisfaction of the share consideration component, the Company issued 485,362 Common Shares at a deemed issue price of US$2.209 per share (approximately $2.8092), calculated based on the average closing price of the Common Shares of on the NASDAQ for the 14 trading day period immediately preceding closing. The shares issued are subject to a staggered three-month lockup commencing on the date of issuance.

Closing of Panaxia Transaction

On March 14, 2022, IMC Holdings acquired the Panaxia GDP License following receipt of the requisite IMCA approval, and assigned it to IMC Pharma in accordance with the terms of the Panaxia Transaction (the “Panaxia GDP License Closing”). The aggregate consideration for the Panaxia Transaction was NIS 18,700 (approximately $7,200), of which NIS 7,600 (approximately $2,900) was paid in two cash instalments and NIS 11,100 (approximately $4,300) payable in Common Shares (“Panaxia Consideration Shares”). To satisfy the share consideration component of the Panaxia Transaction, the Company issued four installments of an aggregate of 934,755 Panaxia Consideration Shares between August 9, 2021 and March 14, 2022, with the deemed price of each instalment of Panaxia Consideration Shares determined based on the average closing price of the Common Shares on Nasdaq during the 10 trading day period immediately prior to issuance. The fifth and final installment of Panaxia Consideration Shares will be issued following the Panaxia GDP License Closing. The Panaxia Transaction includes a further option to acquire, for no additional consideration, a pharmacy from Panaxia, including requisite licenses to dispense and sell medical cannabis to patients, that the Company has exercised (“Panaxia Pharmacy Closing”). The Panaxia Pharmacy Closing is expected to occur in Q3 2022.

Closing of Oranim Transaction

On March 28, 2022, the Oranim Transaction closed upon receipt of all requisite approvals, including the approval of the IMCA. The Oranim Transaction was completed for total consideration of NIS 11,940 (approximately $4,600), comprised of NIS 10,404 (approximately $4,000) and NIS 1,536 (approximately $600) in Common Shares issued on closing. In satisfaction of the cash consideration component, NIS 5,202 (approximately $2,000) paid at signing of the definitive agreement and NIS 5,202 will be payable in the first quarter of 2023. In satisfaction of the share consideration component, the Company issued 251,001 Common Shares at a deemed issue price of US$1.9 per share (approximately $2.37) per share, calculated based on the average closing price of the common shares of the Company on the Nasdaq Capital Market for the 14 trading day period immediately preceding March 28, 2022. The shares issued are subject to a staggered three-month lockup commencing on the date of issuance.

Management’s Discussion and Analysis

REVIEW OF FINANCIAL PERFORMANCE

Financial Highlights

Below is the analysis of the changes that occurred for the year and three months ended December 31, 2021 and 2020. Commentary is provided below.

	For the year ended December 31		For the three months ended December 31
	2021	2020	2021	2020
Revenues	$54,300	$15,890	$20,028	$4,900
Gross profit before fair value impacts in cost of sales	$11,882	$8,809	$3,773	$2,791
Gross margin before fair value impacts in cost of sales (%)	22%	55%	19%	57%
Operating Loss	$(38,389)	$(8,245)	$(11,722)	$(6,383)
Loss	$(18,518)	$(28,734)	$(12,488)	$(19,976)
Loss per share attributable to equity holders of the Company - Basic	$(0.31)	$(0.74)	$(0.19)	$(0.125)
Loss per share attributable to equity holders of the Company - Diluted	$(0.66)	$(0.74)	$(0.19)	$(0.125)

	For the year ended December 31,		For the three months ended December 31,
	2021	2020	2021	2020
Average net selling price of dried flower (per Gram) [1]	$4.90	$5.75	$5.52	$5.51
Average net selling price of other cannabis products (per Gram)[2]	$4.70	-	$4.07	-
Quantity harvested and trimmed (in Kilograms)[3]	4,770	4,564	1,998	1,610
Quantity of other cannabis products sold (in Kilograms)[1]	1,033	-	503	-
Quantity of dried flower sold (in Kilograms)	8,410	2,586	2,949	1,079

Notes:

1.	Cannabis selling prices in the Canadian market are characterized with lower selling prices than dried flowers the Israeli and German market.

2.	Including other cannabis products such as Kief, Hash and Pre-rolls.

3.	Harvested flowers, after trimming and ready for manufacturing.

The Overview of Financial Performance includes reference to non-IFRS financial measure, “gross margin”, which the Company defines as the difference between revenue and cost of revenues divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets. For more information on non-IFRS financial measures, see the “Non-IFRS Financial Measures” and “Metrics and Non-IFRS Financial Measures” sections of the MD&A.

Management’s Discussion and Analysis

OPERATIONAL RESULTS

The Company remains positive on the cannabis markets in Israel, Canada and Germany.

The Company believes that there a number of key factors creating tailwinds to facilitate further industry growth.  In Israel, the number of licensed medical patients has increased by 36% in 2021 and is expected to further grow in the next years and may further benefit from regulatory change liberalizing the cannabis market in Israel. Moreover, the acquisitions of Israeli pharmacies Pharm Yarok, Vironna and Oranim Pharm (collectively, the “Israeli Pharmacies”) positions IM Cannabis as one of the largest distributors of medical cannabis in Israel. In Canada, the recreational cannabis market is expected to grow from $1.07 billion in Q4 2021 ($4.3 billion annualized)9 to $8 billion in annual sales by 202610. In Germany, the newly elected coalition government has endorsed the legalization of adult-use cannabis.  While no specific legislation has yet been tabled and any implementation will take time, the Company believes that Germany will be the second largest federally legal, adult-use market in the world.  Moreover, in Germany, the Company has seen an increase in the number of private payors of medical cannabis products, which the Company believes is supportive of its business plan as it relies less on the need for insurance re-imbursement.  The outlook for the Company is further supported by its focus on the cultivation and distribution of premium cannabis products only, which the Company believes to be in the greatest demand in all of its markets, faces less competition, and therefore is less likely to face significant price competition.

Notwithstanding the above, the Israeli cannabis market has become increasingly competitive and the ability to import premium cannabis from Canada is a key determinant of success in Israel.  The cannabis industry in Canada remains highly competitive and generally oversupplied, particularly in value products, and the ongoing viability of the illicit market.  The German has been slower to develop due to the difficulty in medical patients accessing prescriptions and insurance re-imbursements.  In each of the Company’s markets, the Company must navigate evolving customer and patient trends in order to be competitive with other suppliers of cannabis products.

9 Based on HiFyre Data for period between October 1 – December 31, 2021.
10 BDSA, https://www.globenewswire.com/news-release/2021/09/21/2300624/0/en/BDSA-Reports-Global-Cannabis-Sales-Surge-41-YoY-in-2021-Will-Surpass-62-Billion-by-2026.html

Management’s Discussion and Analysis

REVENUES AND GROSS MARGINS

Revenues

The main revenues of the Group are generated from sales of medical cannabis products to customers in Israel and Germany as well as products to the recreational market in Canada. The three reportable geographical segments in which the Company operates are Israel, Canada and Germany.

For the year ended December 31:

	Israel		Canada		Germany		Adjustments		Total
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Total revenue	$25,431	$13,826	$20,247	-	$8,622	$2,064	-	-	$54,300	$15,890
Segment income (loss)	$(10,654)	$(2,090)	$(15,353)	-	$(5,142)	$(3,744)	-	-	$(31,149)	$(5,834)
Unallocated corporate expenses	-	-	-	-	-	-	$(7,240)	$(2,411)	$(7,240)	$(2,411)
Total operating (loss) income	$(10,654)	$(2,090)	$(15,353)	-	$(5,142)	$(3,744)	$(7,240)	$(2,411)	$(38,389)	$(8,245)
Depreciation and amortization	$1,424	$617	$3,879	-	$701	$73	-	-	$6,004	$690

For the three months ended December 31:

	Israel		Canada		Germany		Adjustments		Total
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Total revenue	$8,472	$5,541	$10,116	-	$1,440	$(641)	-	-	$20,028	$4,900
Segment income (loss)	$(4,451)	$(5,559)	$(2,983)	-	$(2,725)	$264	-	-	$(10,159)	$(5,295)
Unallocated corporate expenses	-	-	-	-	-	-	$(1,563)	$(1,088)	$(1,563)	$(1,088)
Total operating (loss) income	$(4,451)	$(5,559)	$(2,983)	-	$(2,725)	$264	$(1,563)	$(1,088)	$(11,722)	$(6,383)
Depreciation and amortization	$405	$(1)	$1,378	-	$617	$20	-	-	$2,400	$19

The consolidated revenues of the Group for the three and twelve months ended December 31, 2021 was attributed to the sale of medical cannabis products in Israel and Germany. After the acquisition of Trichome and MYM, the consolidated revenues included revenues from the sale of adult-use recreational cannabis in Canada increasing the consolidated revenue of the Group.

•
Revenues for the year ended December 31, 2021 and 2020 were $54,300 and $15,890, respectively, representing an increase of $38,410 or 242%. The increase in revenues was mainly due to the Company’s new acquisitions done through the year. These acquisitions led to the consolidation of the new subsidiaries both in the Canadian and Israeli market.

•	Revenues from the Israeli operation were attributed to the sale of medical cannabis through company agreement with Focus and the consolidation of revenues from company new purchasing of pharmacies.

•	Revenues from Company Canadian operation are including revenues from the sale of adult-use recreational cannabis in Canada through Company acquisitions of TJAC and MYM.

•	In Germany Company revenues were attributed to the sale of medical cannabis through company subsidiary Adjupharm.

•	Revenues for the three months ended December 31, 2021 and 2020 were $20,028 and $4,900, respectively, representing an increase of $15,128 or 309%.

•
Total dried flower sold for the year ended December 31, 2021 was 8,410kg at an average selling price of $4.90 per gram compared to 2,586kg for the same period in 2020 at an average selling price of $5.75 per gram, derived mainly from the lower average selling price per gram the Company benefited from through its Canadian acquisitions of Trichome and MYM.

Management’s Discussion and Analysis

•
Total dried flower sold for the three months ended December 31, 2021 was 2,949 kg at an average selling price of $5.52 per gram compared to 1,079kg for the same period in 2020 at an average selling price of $5.51 per gram.

•
The increase in revenues related to dried flower in 2021 is attributable to deliveries made under the Focus’ sales agreements to pharmacies, revenues generated from Adjupharm, the consolidation of Trichome, MYM, and the Consolidated Entities according to the definitive agreement dates for each of the Consolidated Entities.

•
Total other cannabis product sold for the year ended December 31, 2021 was 1,033kg at an average selling price of $4.70 per gram. Other cannabis products include keef, hash, pre-rolls and more cannabis related products and are. attributable to the acquisitions of Trichome and MYM during 2021.

•
Total other cannabis product sold for the three months ended December 31, 2021 was 503kg at an average selling price of $4.07 per gram. The increase in revenues related to other cannabis products for the twelve and three month ended December 31, 2021 is attributable to the acquisitions of MYM and Trichome and the sales of the WAGNERS, Highland and Sublime brands during 2021.

Cost of Revenues

Cost of revenues is comprised of cultivation costs, purchase of materials and finished goods, utilities, salary expenses and import costs, including the purchase of raw materials, production, product testing, shipping and sales related costs. At harvest, the biological assets are transferred to inventory at their fair value which becomes the deemed cost for the inventory. Inventory is later expensed to the cost of sales when sold. Direct production costs are expensed through the cost of sales.

The fair value of biological assets is categorized within Level 3 of the fair value hierarchy. The inputs and assumptions used in determining the fair value of biological assets include:

1.	Selling price per gram - calculated as the weighted average historical selling price for all strains of cannabis sold by the Group, which is expected to approximate future selling prices.

2.
Post-harvest costs - calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials, depreciation and labor as well as labelling and packaging costs.

3.	Attrition rate - represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested.

4.	Average yield per plant - represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant.

5.
Stage of growth - represents the weighted average number of weeks out of the average weeks growing cycle that biological assets have reached as of the measurement date. The growing cycle is approximately 12 weeks.

Management’s Discussion and Analysis

The following table quantifies each significant unobservable input, and also provides the impact that a 10% increase/decrease in each input would have on the fair value of biological assets grown by the Company:

	For the year ended December 31,		10% change in thousands as at December 31,
	2021	2020	2021	2020
Average selling price per gram of dried cannabis (in CAD)	$3.64	$6.01	$296	$8.86
Average post-harvest costs per gram of dried cannabis (in CAD)	$1.16	$0.83	$140	$0.23
Attrition rate	27%	5%	100	0.4 3
Average yield per plant (in grams)	47	54	228	7.64
Average stage of growth	47%	4%	212	7.64

•	The cost of revenues for the year ended December 31, 2021 and 2020 were $42,418 and $7,081, respectively, representing an increase of $35,337 or 499%.

•	Cost of revenues for the three months ended December 31, 2021 and 2020 were $16,255 and $2,109, respectively, representing an increase of $14,146 or 671%.

Focus, Highland and TJAC expect net cost of sales to vary from quarter to quarter based on the number of pre-harvest plants, after harvest plants, the strains being grown and technological progress in the trimming machines.

Gross Profit

The Company’s formula for calculating gross profit includes:

•	production costs (current period costs that are directly attributable to the cannabis growing and harvesting process);

•	materials and finished goods purchase costs;

•	a fair value adjustment on sale of inventory (the change in fair value associated with biological assets that were transferred to inventory upon harvest); and

•	a fair value adjustment on growth of biological assets (the estimated fair value less cost to sell of biological assets as at the reporting date).

Management’s Discussion and Analysis

Gross profit also includes the net change in fair value of biological assets, inventory expensed and production costs. Biological assets consist of cannabis plants at various after-harvest stages which are recorded at fair value less costs to sell after harvest.

Gross profit in 2021 was $10,296 representing a decrease of $172 or 2% over the one year period when compared to 2020.

Gross profit for the three months ended December 31, 2021 and 2020 gross profit was $4,311 and $507, respectively, representing an increase of $3,804 or 750%.

Gross profit included gains (losses) from unrealized changes in fair value of biological assets and realized fair value adjustments on inventory sold of $(1,586) and $1,659 for the year ended December 31, 2021 and 2020, respectively. Fair value adjustments were impacted primarily due to less valuation to unrealized biological assets during the twelve months ended 2021.

Gains (losses) from unrealized changes in fair value of biological assets and realized fair value adjustments on inventory sold for the three months ended December 31, 2021 and 2020 were $538 and $(2,284), respectively. Fair value adjustments were impacted primarily due to higher realization of biological assets during the three months ended 2021.

EXPENSES

General and Administrative

There was an increase in the general and administrative expense which is mainly attributable to the growing corporate activities in Israel, Canada, and Germany, professional services derived from legal fees and other consulting services, among others, in relation to the NASDAQ listing, the 2021 Offering and acquisitions in the amount of $11,814, including share-based expenses to financial advisors of approximately $807, salaries to employees in the amount of $9,900, depreciation and amortization in the amount of $2,827 and insurance costs in the amount of $2,871.

General and administrative expenses for the year ended December 31, 2021 and 2020 were $32,219 and $11,549, respectively, representing an increase of $20,670 or 179%.

For the three months ended December 31, 2021 and 2020, general and administrative expenses were $9,575 and $4,191, respectively, representing an increase of $5,384 or 128%.

Selling and Marketing

Selling and marketing expenses for the year ended December 31, 2021 and 2020 were $8,995 and $3,782, respectively, representing an increase of $5,213 or 138%. For the three months ended December 31, 2021, selling and marketing expenses were $4,341, compared to $1,448 for the three months ended December 31, 2020, representing an increase of $2,893 or 200%. The increase in the selling and marketing expenses was due mainly to the Company’s increased marketing efforts in Israel, brand launch in Germany, and increased distribution expenses relating to the increase in sales and consolidation of selling and marketing expenses of entities acquired in 2021.

Management’s Discussion and Analysis

Share-Based Compensation

Share-based compensation expense for the year ended December 31, 2021 and 2020 was $7,471 and $3,382, respectively, representing an increase $4,089 or 121%. For the three months ended December 31, 2021 and 2020, share-based compensation expense was $2,117 and $1,251, respectively, representing an increase of $866 or 69%. The increase was mainly due to the grant of new incentive stock options (“Options”).

Financing

Financing income (expense), net, for the year ended December 31, 2021 and 2020 was $20,376 and $(20,227), respectively, representing an increase of $40,603 or 201%. For the three months ended December 31, 2021 and 2020, financing income was $436 and $14,252, respectively, representing an decrease of $13,816 or 97%. The change for the year was mainly due to $21,638 finance income arising mainly from the updated valuation of the Company’s Warrants (defined below) and other financial instruments affected by the Company’s decreased share price.

NET INCOME/LOSS

Net loss for the year ended December 31, 2021 and 2020 was $(18,518) and $(28,734), respectively, representing a net loss decrease of $10,216 or 36%. For the three months ended December 31, 2021 and 2020, Net loss was $(12,488) and $(19,976) respectively, representing a net loss increase of $7,488 or 37%. The net income decrease related to factors impacting net income from operations described above, and finance income driven by revaluation of warrants and other financial instruments in the amount of $21,638, which were recorded against liability on the grant day and were re-evaluated at December 31, 2021 through profit or loss.

NET INCOME (LOSS) PER SHARE BASIC AND DILUTED

Basic loss per share is calculated by dividing the net profit attributable to holders of Common Shares by the weighted average number of Common Shares outstanding during the period. Diluted profit per Common Share is calculated by adjusting the earnings and number of Common Shares for the effects of dilutive warrants and other potentially dilutive securities. The weighted average number of Common Shares used as the denominator in calculating diluted profit per Common Share excludes unissued Common Shares related to Options as they are antidilutive. Basic Income (Loss) per Common Share for the year ended December 31, 2021 and 2020 were $(0.31) and $(0.74) per Common Share, respectively. For the three months ended December 31, 2021 and 2020 were $(0.19) and $(0.13) respectively.

Diluted Income (Loss) per Common Share for the year ended December 31, 2021 and 2020 were $(0.66) and $(0.74) per Common Share, respectively. Diluted Income (Loss) per Common Share for the three months ended December 31, 2021 and 2020 were $(0.19) and $(0.13), respectively.

TOTAL ASSETS

Total assets as at December 31, 2021 were $287,388, compared to $38,116 as at December 31, 2020, representing an increase of $249,272 or 654%. This increase was primarily due to the consolidation of Trichome, MYM and the Israeli subsidiaries. The acquisitions resulted in the recognition of goodwill and intangible assets of an aggregate amount of approximately $150,607, property plant and equipment of approximately $23,130, increase in right-of-use assets of approximately $16,979 and approximately $13,891 of working capital.

Management’s Discussion and Analysis

Intangible Assets

On March 18, 2021, the Trichome Transaction was completed whereby the Company acquired all of the issued and outstanding securities of Trichome for a total Common Share consideration valued at approximately $99,028. Upon completion of the Trichome Transaction, the businesses of IM Cannabis and Trichome have been combined.

•
Through the Trichome Transaction, the Company recognized goodwill of approximately $67,269 and intangible assets, primarily attributed to the cultivation license, worth approximately $6,458 (based on a preliminary purchase price allocation study). The goodwill arising on acquisition is attributed to the expected benefits from the synergies of the combination of the activities of the Company and Trichome, as well as value attributed to the assembled workforce, which is included in goodwill. The goodwill recognized is not expected to be deductible for income tax purposes.

•
The Company recognized the fair value of the assets acquired and liabilities assumed in the business combination according to a provisional measurement. The purchase consideration and the fair value of the acquired assets and liabilities may be adjusted within 12 months from the acquisition date. At the date of final measurement, adjustments are generally made by restating comparative information previously determined provisionally. As of the date of the approval of the Annual Financial Statements, a preliminary valuation for the fair value of the identifiable assets acquired and liabilities assumed by an external valuation specialist was obtained.

On July 9, 2021, the Company completed the MYM Transaction. As a result, the company recognized goodwill of approximately $39,932 and intangible assets consisting of brand name and customer relationships worth approximately $17,200 (based on a preliminary purchase price allocation study). The goodwill arising on acquisition is attributed to the expected benefits from the synergies of the combination of the activities of the Company and MYM, as well as value attributed to the assembled workforce, which is included in goodwill. The goodwill recognized is not expected to be deductible for income tax purposes.

•
The Company recognized the fair value of the assets acquired and liabilities assumed in the business combination according to a provisional measurement. As of the date of the approval of the Annual Financial Statements, a final valuation for the fair value of the identifiable assets acquired and liabilities assumed by an external valuation specialist has not been obtained. The purchase consideration and the fair value of the acquired assets and liabilities may be adjusted within 12 months from the acquisition date. At the date of final measurement, adjustments are generally made by restating comparative information previously determined provisionally.

Investment in Xinteza

On December 26, 2019, IMC Holdings entered into a share purchase agreement with Xinteza API Ltd. (“Xinteza”), a company with a unique biosynthesis technology, whereby the Company acquired, on an as-converted and fully diluted basis, 25.37% of Xinteza’s outstanding share capital, for consideration of US$1,700 (approximately $2,165 as of December 31, 2021) paid in several installments (the “Xinteza SPA”). As of December 31, 2021, the Company has paid all outstanding installments pertaining to the Xinteza SPA and currently holds 23.35% of the outstanding share capital of Xinteza on an as-converted and fully diluted basis. On February 24, 2022, IMC Holdings entered into a Simple Agreement for Future Equity (SAFE) with Xinteza, under which IMC Holdings paid US$100,000 (approximately $125), in exchange for right to certain shares of Xinteza

Management’s Discussion and Analysis

TOTAL LIABILITIES

Total liabilities as at December 31, 2021 were $82,443, compared to $25,506 at December 31, 2020, representing an increase of $56,937 or 223%. The increase was primarily due to an increase of $16,646 in other accounts payable and accrued expenses, an increase of $6,039 in purchase consideration payable and an increase of $18,384 in lease liabilities.

LIQUIDITY AND CAPITAL RESOURCES

For the year ended December 31, 2021, the Company generated revenues of $54,300, received $39,622 in net proceeds from issuance of share capital at the Company’s financing round in May 2021, and $3,815 in proceeds from the exercises of warrants and 2019 Compensation Options (defined below) issued to certain agents who acted on the Company’s behalf in connection with the Reverse Takeover Transaction, and exercises of Options.

In the plan for use of available funds mentioned in the Company’s Base Shelf Prospectus, the Company have provided the following information:

Uses of Available Funds (Net)	Amount ($)	Actual amount used ($)	Variances
CAPEX Activities	$4,340	$2,758	$(1,582)
M&A and investments	$14,880	$16,510	$1,630
Working capital	$11,750	$11,750	-
General corporate activities	$8,652	$8,604	$48
TOTAL	$39,622	$39,622	0

Variances in use of proceeds:

CAPEX Activities – The Company made an analysis process regarding its CAPEX activities in Israel at the end of 2021. Due to its strategic review the company lowered its CAPEX investments in Israel.

M&A activities – Following the two acquisitions in Canada the company started on execution of a M&A strategy also in Israel. The Company paid an additional $1,630 KCAD due to Israel M&A’s.

Additional Liquidity:

On May 14, 2021, the Company’s subsidiary, TJAC, entered into the Revolver for $5,000 with a private Canadian creditor. The Revolver has an initial term of 12 months that can be extended upon the mutual agreement of both parties. Per annum interest is equal to the greater of (i) 9.75% and, (ii) the Toronto Dominion Bank prime rate, plus 7.30%. The Facility has a standby fee of 2.40% per annum, which is charged against the unused portion. Advanced amounts are secured against the assets of TJAC and Trichome, with Trichome providing a guarantee for the Facility. To maintain the Facility, TJAC must abide by certain financial covenants, such as the maintenance of a tangible net worth greater than $5,000 and a debt service coverage ratio of 2:1. On September 23, 2021, TJAC increased the limit on the Revolver from $5,000 to $7,500 and added Highland’s assets to the Revolver borrowing base. The increase will be used to finance TJAC and MYM’s receivables in order to manage the timing of cash flows. On October 18, 2021, TJAC and MYM increased the limit on the Revolver to $10,000. The increase will be used to finance TJAC and MYM’s receivables in order to manage the timing of cash flows.

In January 2022, Focus entered into the Mizrahi Facility.  The Mizrahi Facility is guaranteed by Focus assets. Advances from the Mizrahi Facility will be used for working capital needs. The Mizrahi Facility has a total commitment of up to NIS 15,000 (approximately $6,000) and has a one-year term for on-going needs and 6 month term for imports and purchases needs. The Mizrahi Facility is renewable upon mutual agreement by the parties. The borrowing base available for draw at any time throughout the Mizrahi Facility and is subject to several covenants to be measured on a quarterly basis. The Mizrahi Facility bears interest of Israeli prime interest plus 1.5% (approximately 3.3%) per annum.

Management’s Discussion and Analysis

The Company believes that the generated cash flow from working capital in the different jurisdictions in which it operates, as well as future financing rounds and debt raises will meet all of its future requirements. In evaluating its capital requirements, including the impact, if any, on the Company from the COVID-19 pandemic and the ability to fund the execution of its strategy, the Company believes it has adequate availability to meet its working capital and other operating requirements, fund growth initiatives and capital expenditures, settle its liabilities, and repay scheduled principal and interest payments on debt for at least the next twelve months.

The Company has ensured that it has access to public capital markets through its CSE and NASDAQ listings and continues to review and pursue selected external financing sources to ensure adequate financial resources. These potential sources include, but are not limited to (i) obtaining financing from traditional or non-traditional investment capital organizations and (ii) obtaining funding from the sale of the Company’s securities. There can be no assurance that we will gain adequate market acceptance for our products or be able to generate sufficient positive cash flow to achieve our business plans. We expect to continue funding these purchases with our available cash, cash equivalents and short-term investments. Therefore, we are subject to risks including, but not limited to, our inability to raise additional funds through financings to support our continued development, including capital expenditure requirements, operating requirements and to meet our liabilities and commitments as they come due.

As at December 31, 2021, the Company had a working capital surplus of $33,084, compared to working capital of $20,874 as at December 31, 2020. The increase in working capital of $12,210 or 58% was primarily due to increase in inventory, trade and other receivables, offset by trade and other payables including purchase consideration payable. As of December 31, 2021, the Company had a cash balance of $13,903.

As at December 31, 2021, the Group’s financial liabilities consisted of accounts payable and other accounts payable which have contractual maturity dates within one year. The Group manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Group’s working capital position at December 31, 2021, management considers liquidity risk to be low.

As at December 31, 2021, the Group has identified the following liquidity risks related to financial liabilities (undiscounted):

	Less than one year	1 to 5 years	6 to 10 years	> 10 years
Contractual Obligation	$21,683	$12,236	$12,759	$2,620

The maturity profile of the Company’s other financial liabilities (trade payables, other account payable and accrued expenses, and warrants) as of December 31, 2021 are less than one year.

Management’s Discussion and Analysis

	Payments Due by Period
Contractual Obligations	Total	Less than one year	1 to 3 years	4 to 5 years	After 5 years
Debt	$18,814	$18,422	$392	$-	$-
Finance Lease Obligations	$30,291	$3,068	$6,247	$5,597	$15,379
Operating Leases	$193	$193	$-	$-	$-
Purchase Obligations[1]	$-	$-	$-	$-	$-
Other Obligations[2]	$-	$-	$-	$-	$-
Total Contractual Obligations	$49,298	$21,683	$6,639	$5,597	$15,379

Notes:

1 “Purchase Obligation” means an agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

2 “Other Obligations” means other financial liabilities reflected on the Company’s statement of financial position.

The Annual Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Annual Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of Common Shares without par value, 69,690,151 of which were issued and outstanding as at the date hereof.

The Common Shares confer upon their holders the right to participate in the general meeting with each Common Share carrying the right to one vote on all matters. The Common Shares also allow holders to receive dividends if and when declared and to participate in the distribution of surplus assets in the case of liquidation of the Company.

Other Securities

As of December 31, 2021, the Company also has the following outstanding securities which are convertible into, or exercisable or exchangeable for, voting or equity securities of the Company: 4,893,245 Incentive Stock Options, 550,000 RSU’s, 236,039 2019 Broker Compensation Options, 3,043,478 2021 Offered Warrants, and 182,609 2021 Broker Compensation Options. See below “Financial Background” for more information.

Management’s Discussion and Analysis

Financial Background

On October 11, 2019, the Company completed the Reverse Takeover Transaction, effected by way of a “triangular merger” between the Company, IMC Holdings and a wholly-owned subsidiary of the Company pursuant to Israeli statutory law.

In connection with the Reverse Takeover Transaction, the Company completed a private placement offering of 19,460,527 subscription receipts (each a “Subscription Receipt”) (on a pre-Share Consolidation (as defined below) basis) of a wholly-owned subsidiary of the Company at a price of $1.05 per Subscription Receipt for aggregate gross proceeds of $20,433. Upon completion of the Reverse Takeover Transaction, each Subscription Receipt was exchanged for one unit comprised of one (1) common share and one-half of one (1/2) warrant (each whole warrant, a “2019 Listed Warrant”). Each Listed Warrant was exercisable for one Common Share at an exercise price of $1.30 until October 11, 2021. A total of 9,730,258 2019 Listed Warrants were issued and listed for trading on the CSE under the ticker “IMCC.WT”. The Listed Warrants expired on October 11, 2021.

The Company also issued the agent who acted on its behalf in connection with the Reverse Takeover Transaction, a total of 1,199,326 2019 Broker Compensation Options (the “2019 Broker Compensation Options”). Following the Consolidation, the 2019 Broker Compensation Options were adjusted to require four 2019 Broker Compensation Options to be exercised for one underlying unit at an adjusted exercise price of $4.20, with each unit exercisable into one Common Share and one-half of one Common Share purchase warrant (the “2019 Unlisted Warrant”). Following the Consolidation, the 2019 Unlisted Warrants were adjusted to require four 2019 Unlisted Warrants to be exercised for one Common Share at an adjusted exercise price of $5.20. The 2019 Broker Compensation Options and the 2019 Unlisted Warrants will expire on August 30, 2022.

As part of the 2021 Offering, the Company issued a total of 3,043,478 2021 Offered Warrants to the purchasers of the 2021 Offered Shares. Each 2021 Warrant exercisable for one (1) Common Share at an exercise price of US$7.20 for a term of 5 years from the date of closing of the 2021 Offering.

The Company also issued a total of 182,609 2021 Broker Compensation Options to the agents who acted on its behalf in connection with the 2021 Offering. Each 2021 Broker Compensation Option is exercisable for one (1) Common Share at an exercise price of US$6.61, at any time following November 5, 2021 until November 5, 2024.  As of the date of this Annual Information Form, there are 182,609 2021 Broker Compensation Options outstanding.

For the year ended December 31, 2021 and 2020, the Company recognized a revaluation gain (loss) of $15,928 and $(16,540), respectively. For the three months ended December 31, 2021 and 2020, the Company recognized a revaluation gain (loss) of $72 and $(14,107) in the consolidated statement of profit or loss and other comprehensive income, in which the unrealized gain is included in finance income (expense).

As of December 31, 2021, and 2020, there were 3,043,478 and nil Unlisted Warrants outstanding, respectively, re-measured by the Company, using the Black-Scholes pricing model, in the amount of $6,022 and $nil, respectively. For the year ended December 31, 2021 and 2020, the Company recognized a revaluation gain (loss) of $5,810 and $nil, respectively. For the three months ended December 31, 2021 and 2020, the Company recognized a revaluation gain (loss) of $428 and $nil in the consolidated statement of profit or loss and other comprehensive income, in which the unrealized gain is included in finance income (expense).

Management’s Discussion and Analysis

During the year ended December 31, 2021, a total of 2,367,876 2019 Listed Warrants were exercised for 591,969 Common Shares at an adjusted exercise price of $5.20 per Common Share. As a result, the Company received a total amount of $3,078. Remaining 2019 Listed Warrants expired on October 21, 2021.

During the year ended December 31, 2021, a total of 194,992 2019 Unlisted Warrants were exercised for 48,748 Common Shares at an adjusted exercise price of $5.20 per Common Share. As a result, the Company received a total amount of $255.

During the year ended December 31, 2021, a total of 332,556 2019 Compensation Options were exercised on an adjusted basis for 83,139 Common Shares and 41,568 2019 Unlisted Warrants. Consequently, the Company received an aggregate adjusted exercise amount of $349.

OPERATING, FINANCING AND INVESTING ACTIVITIES

The following table highlights the Company’s cash flow activities for the twelve and three months ended December 31, 2021 and 2020 and year ended December 31, 2020:

	For the year ended December 31,		For the three months ended December 31,
	2021	2020	2021	2020
Net cash provided by (used in):
Operating activities	$(34,372)	$(7,919)	$4,762	$(535)
Investing activities	$(9,012)	$(4,075)	$(7,082)	$(838)
Financing activities	$48,731	$6,740	$2,794	$502
Effect of foreign exchange	$(329)	$213	$(3,687)	$19
Increase (Decrease) in cash	$5,018	$(5,041)	$(3,213)	$(852)

Operating activities used cash of $34,372 and $7,919 for the year ended December 31, 2021 and 2020, respectively. For the three months ended December 31, 2021 and 2020, operating activities used (provided by) cash of $(4,762) and $535, respectively. This variance is primarily due to increase in the business activities of the Company including corporate expenses for salaries, professional fees and marketing expenses in Israel, Germany and Canada as well as costs related to the NASDAQ listing, the 2021 Offering and M&A processes. In the twelve months ended December 31, 2021, cash was predominantly used to expand the Company’s Canadian operations, facilitate the Company’s NASDAQ listing, the 2021 Offering and M&A processes.

Investing activities used cash of $9,012 and $4,075 for the year ended December 31, 2021 and 2020, respectively. For the three months ended December 31, 2021 and 2020, investing activities used cash of $7,082 and $838, respectively. Cash was used primarily as consideration for M&A transactions in the amount of $13,023 balanced by repayment of loan receivable of $7,796. Cash was also used to enhance production through the purchase of equipment for Focus, Adjupharm, Highland and TJAC in the amount of $4,578.

Financing activities used cash of $48,731 and $6,740 for the year ended December 31, 2021 and 2020, respectively. For the three months ended December 31, 2021 and 2020, financing activities used cash of $2,794 and $502, respectively. Most of the cash was derived from the Company’s financing round in May 2021 in the amount of $39,622.

Management’s Discussion and Analysis

SELECTED ANNUAL INFORMATION

For the year ended	December 31, 2021	December 31, 2020
Revenues	$54,300	$15,890
Net Loss	$(18,518)	$(28,734)
Basic net income (Loss) per share:	$(0.31)	$(0.74)
Diluted net income (Loss) per share:	$(0.66)	$(0.74)
Total assets	$287,388	$38,116
Total non-current financial liabilities	$31,216	$19,237

For the three months ended	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
Revenues	$20,028	$14,393	$11,112	$8,767
Net income (Loss)	$(12,488)	$(5,656)	$(5,089)	$4,715
Basic net income (Loss) per share:	$(0.19)	$(0.06)	$(0.10)	$0.11
Diluted net loss per share:	$(0.19)	$(0.18)	$(0.23)	$(0.06)

For the three months ended	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Revenues	$4,900	$5,893	$3,757	$1,340
Net income (Loss)	$(19,976)	$738	$(9,696)	$200
Basic net income (Loss) per share:	$(0.13)	$0.004	$(0.52)	$(0.003)
Diluted net income (Loss) per share:	$(0.13)	$0.004	$(0.52)	$(0.003)

As it can be shown, on a nearly quarterly basis, the Company has consistently increased revenues, which reflects the Group’s expansion strategy.

METRICS AND NON-IFRS FINANCIAL MEASURES

This MD&A makes reference to certain non‑IFRS financial measures including “Gross Margin”11, “EBITDA”, and “Adjusted EBITDA”. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should neither be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. For more information on non-IFRS financial measures, see the “Non-IFRS Financial Measures”

Management’s Discussion and Analysis

Management defines EBITDA as income earned or lost from operations, as reported, before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as EBITDA, adjusted by removing other non-recurring or non-cash items, including the unrealized change in fair value of biological assets, realized fair value adjustments on inventory sold in the period, share-based compensation expenses, and revaluation adjustments of financial assets and liabilities measured on a fair value basis. Management believes that Adjusted EBITDA is a useful financial metric to assess its operating performance on a cash adjusted basis before the impact of non-recurring or non-cash items. Management defines gross margin as the difference between revenue and cost of goods sold divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets.

The non-IFRS financial measures can provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS financial measures in the evaluation of issuers. Our management also uses these non-IFRS financial measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. As required by Canadian securities laws, we reconcile these non-IFRS financial measures to the most comparable IFRS measures.

	For the year ended December 31,		For the three months ended December 31,
	2021*	2020	2021*	2020
Operating Loss	$(38,389)	$(8,245)	$(11,722)	$(6,383)
Depreciation & Amortization	$6,004	$930	$2,400	$258
EBITDA	$(32,385)	$(7,315)	$(9,322)	$(6,125)
IFRS Biological assets fair value adjustments, net	$1,586	$(1,659)	$(538)	$(2,284)
Share-based payments	$7,471	$3,382	$2,117	$1,251
Non-recurring costs related to the RTO	-	-	-	-
Costs related to the NASDAQ listing	$1,296	$175	$35	$175
Other Non-recurring costs	$-	$520	$(570)	$(5)
Adjusted EBITDA (Non-IFRS)[1]	$(22,032)	$(4,897)	$(8,278)	$(2,420)

* Acquisition costs, in the amount of $4,359 and $32 for the twelve and three months ended December 31, 2021, respectively, have not been adjusted in the above-mentioned table. Had these non-operational acquisition costs been adjusted, the Company’s Adjusted EBITDA for the twelve and three months ended December 31, 2021 would have been $(17,673) and $(8,246), respectively.

Adjusted EBITDA for the year ended December 31, 2021 and 2020 was $(22,032) and $(4,897), respectively, representing a decrease of $17,135. Adjusted EBITDA for the three months ended December 31, 2021, and 2020 was $(8,278) and $(2,420), respectively, representing a decrease of $5,858. The Company’s Adjusted EBITDA for the year ended December 31, 2021 decreased primarily due to the previously disclosed delays in contracted shipments to Germany from its primary supply partner as well as labour and shipping disruptions caused by COVID-19 in Canada in last month of the fourth quarter of 2021 and integration costs for acquisitions in Canada and Israel. Additional impact on the Adjusted EBITDA derived from general and administrative costs mainly attributable to the growing corporate activities in Israel, Germany, and Canada, professional services derived from legal fees and other consulting services, M&A transaction costs, salaries to employees and increased insurance costs upon listing on NASDAQ. Adjusted EBITDA is expected to climb with the full integration of Trichome and MYM as well as the consolidation of the newly acquired retail activities in Israel.

Management’s Discussion and Analysis

CONTINGENT LIABILITIES AND COMMITMENTS

Rental Liabilities

The table below summarizes the maturity profile of the Group’s lease liabilities based on contractual undiscounted payments (including interest payments):

December 31, 2021:

	Less than one year	1 to 5 years	6 to 10 years	>10 years
Lease liabilities	$3,068	$11,844	$15,379	-

December 31, 2020:

	Less than one year	1 to 5 years	6 to 10 years	>10 years
Lease liabilities	$172	$312	$534	-

The maturity profile of the Company’s other financial liabilities with liquidity risk (trade payables, other account payable and accrued expenses) as of December 31, 2021 and 2020, are less than one year.

LITIGATION

Class Action T.Z. 35676-08-19 Tel Aviv - Jaffa District Court

On August 19, 2019, a cannabis consumer (the “Applicant”) filed a motion for approval of a class action to Tel Aviv - Jaffa District Court (the “Motion”) against 17 companies (the “Parties”) operating in the field of medical cannabis in Israel, including Focus. The Applicant’s argument is that the Parties did not accurately mark the concentration of active ingredients in their products. The personal suit sum for each class member stands at NIS 15,585 and the total amount of the class action suit is estimated at NIS 685,740,000. On June 2, 2020, the Parties submitted their response to the Motion. The Parties argue in their response that the threshold conditions for approval of a class action were not met, since there is no reasonable possibility that the causes of action in the Motion will be decided in favor of the class group. On July 3, 2020 the Applicant submitted his response to the Parties’ response. On July 5, 2020 the Applicant was absent from the hearing. As a result, on July 23, 2020 the Parties filed an application for a ruling of expenses which received a response from the Applicant on August 12, 2020, asking to decline this request. On September 29, 2020 the court ruled that the Applicant would pay the Parties’ expenses amount of NIS 750. On July 14, 2021 a prehearing was held. The court recommended the parties negotiate independently to avoid litigation, and if negotiations fail, then to begin mediation proceedings. The parties agreed to follow the court’s recommendations. Negotiations between the parties have not yet commenced. On November 3, 2021 the court ruled the parties will file an update regarding the mediation procedure, in 30 days. The parties conducted unsuccessful negotiations and are now waiting for a court decision regarding the continuation of the proceedings.

Management’s Discussion and Analysis

As of the date of this Annual Information Form, due to the current preliminary state of the litigation process and based on the opinion of legal counsel to Focus, the Company’s management believes that it is not reasonably possible to assess the outcome of the proceeding. Therefore, no provision has been recorded in respect thereof.

Supreme Court of Justice 2335/19

On March 2019 a petition was filed to the Supreme Court of Israel by the Medical Cannabis Association against MOH regarding the new regulatory framework of the cannabis market (the “Petition”). Subsequently, additional 10 respondents joined the Petition.

On October 6, 2019, Focus received a decision regarding the Petition, concerning the new regulatory framework of the cannabis market and demanding that the court resolve as follows:

•          that the MOH immediately suspend the implementation of the new regulation that harms, disproportionally, the medical cannabis patients;

•          that the implementation of the new regulation, as is, would cause violation of constitutional rights of the medical cannabis patients; and

•          that the MOH amends the flaws of the new regulation, prior to becoming effective, and to establish new regulations regarding labeling and use of pesticides.

The decision provided for an interim injunction, extending the validity of patient licenses until the earlier of March 31, 2020 or 10 days after the date the MOH reaches a conclusion regarding the price control of medical cannabis products.

According to the decision, Focus was attached to the proceedings as a respondent. Accordingly, Focus filed its response to the petition on November 12, 2019.

On March 8, 2020, the court decided to extend the validity of the interim injunction, so that the medical cannabis use licenses, which were extended under the decision, would continue to be valid until May 15, 2020, or 10 days after the price committee’s decision on the matter before it, whichever comes first, subject to another court decision.

Management’s Discussion and Analysis

The court also decided that if a further extension of the period of the interim injunction is granted beyond May 15, 2020, to the extent required, it would be subject to medical surveillance by the attending physician, the details of which were to be included in the patient’s existing use license.

In light of several applications by the respondent represented by the state attorney’s office, for extension to file updated notice to the court, the interim injunction was extended on July 30, 2020, until and subject to other decision of the court.

On October 29, 2020, the respondents represented by the state attorney’s office filed an update notice stating that the appeals committee unanimously decided against imposing price controls on medical cannabis products and that the prices committee would hold a follow-up hearing in four months. The respondents also requested to update the court again in two months.

On November 25, 2020, the petitioner submitted their response to the respondents’ update.

On March 25, 2021, the respondents represented by the State Attorney’s Office filed an updating notice stating that the Prices Committee had come to a decision against imposing price controls on medical cannabis products. However, the Prices Committee announced that it will issue an RFI to the corporations engaged in the medical cannabis market and assess the market every six months. Following the aforementioned, the respondents represented by the State Attorney’s Office believe that the appeal should be rejected and the interim injunction should be canceled. On April 13, 2021, three of the respondents filed a response to the court, requesting to reject the appeal and to cancel the interim injunction.

On April 25, 2021, the petitioner filed a response to the update notice from March 25, 2021, objecting to the position of the respondents represented by the State Attorney’s Office, requesting the court to resolve as requested in the petition and grant the requested remedies to the petitioner. On July 6, 2021, the petitioner filed an urgent request to the court, to issue orders to the respondents represented by the State Attorney’s Office, to request information from corporations engaged in the medical cannabis market in order to continue the examination of the market, according to the Prices Committee’s announcement mentioned above, and requested the court reschedule the September 19, 2021 hearing date to an earlier date. The petitioner’s request was rejected by the court on July 7, 2021, and on September 19, 2021, a hearing was held.  On November 16, 2021 the court ruled the motion will delete, and the interim injunction will be cancelled in 10 days. Following a request submitted by the petitioner, on November 15, 2021 the court determined the interim injunction will extend until 1.3.22. Additional requests submitted for an extension of the interim order were denied.

Supreme Court of Justice 8249/2

On December 1, 2021 the Medical Cannabis Association filed a motion to Supreme Court of Justice of Israel for further hearing regarding the court ruling on 2335/19 as detailed above. The petitioner also submitted a request for an exemption from the obligation to pay a fee or deposit a deposit. On February 9, 2022 the petitioner submitted an urgent request for a ruling by the court as well as a request to extend the validity of the interim injunction, for at least three additional months. On February 24, 2022 the court overruled the request for a further hearing in the petition, as well as the request to extend the validity of the interim injunction.

Management’s Discussion and Analysis

Planning and Construction 66813-06-21 Beer Sheva Magistrate Court

On July 11, 2021 the Company was informed that on June 30, 2021, a claim was filed to Beer Sheva Magistrate Court (the “Construction Proceedings”), by the municipal committee presiding over planning and construction in southern Israel (the “Construction Committee”) against Focus, Focus’ directors and officers, including Oren Shuster and Rafael Gabay, and certain landowners, claiming for inadequate permitting for construction relating to the Focus Facility (“Construction Allegations”).

On December 6, 2021 the defendants filed a motion Request for dismissal the indictment on the ground of defense of justice. The municipal committee filed her response and after that the defendants filed a response to the municipal committee's response. As of the date of this letter no decision has yet been made on the application.

A hearing was initially set to December 1, 2021 but has been postponed to June 13, 2022.

At this preliminary stage, based on the opinion of Focus’ legal counsel, Company management cannot assess the chances of the claim advancing or the potential outcome of the Construction Proceedings. Therefore, no provision has been recorded in respect thereof.

COVID-19 Test Kits Claim, District Court of Stuttgart

On November 19, 2021, Adjupharm filed a Statement of Claim (the “Claim”) to the District Court of Stuttgart (the “Court”) against Stroakmont & Atton Trading GmbH (“Stroakmont & Atton”), its shareholders and managing directors regarding a debt owed by Stroakmont & Atton to Adjupharm in an amount of approximately EUR 947,563 for COVID-19 test kits purchased by Stroakmont & Atton from Adjupharm in May 2021. The Claim was accepted on December 2, 2021. In January 2022, Stroakmont & Atton filed its Statement of Defence to the Court in which they essentially stated two main arguments for their defense:
1.	that the contractual partner of the Company is not the defendant, Stroakmont & Atton is not the real purchaser rather rather a company named Uniclaro GmbH.

2.
that the Company allegedly placed an order with Uniclaro GmbH for a total of 4.3 million Clongene Covid-19 tests, of which Uniclaro GmbH claims to have a payment claim against the Company for a partial delivery of 380,400 Clongene tests in the total amount of EUR 941,897.20. Uniclaro GmbH has assigned this alleged claim against the Company to Stroakmont & Atton Trading GmbH, and Stroakmont & Atton Trading GmbH has precautionary declared a set-off against the Company's claim.

On March 22, 2022 Adjupharm filed a response to Stroakmont & Atton’s Statement of Defence and rejected both allegations with a variety of legal arguments and facts and also offered evidence to the contrary in the form of testimony from the witnesses in question.

The burden of proof for both allegations lies with the opponents and they offered evidences to the court in the form of testimony from certain witnesses. If the opponents succeed in proving both allegations to the court, the chances of winning the lawsuit will be considerably reduced. However, it will not be easy for the opponents to present evidence of these allegations.

The Regional Court of Stuttgart set the date for the conciliation hearing (Güteverhandlung) and the main hearing (Hauptverhandlung) for May 27, 2022.

At this stage, the Company management cannot assess the chances of the claim advancing or the potential outcome of this Proceedings.

Management’s Discussion and Analysis

OFF-BALANCE SHEET ARRANGEMENTS

IM Cannabis had no off-balance sheet arrangements as at December 31, 2021.

TRANSACTIONS WITH RELATED PARTIES

Trichome, through a management service agreement, provided investment management services to the Fund during the year ended December 31, 2021. Under IFRS 10, the Fund is an equity accounted investment and therefore is not consolidated with the results of the Company.

On January 1, 2021, the Company amended the terms of each of the IP Agreement and the Services Agreement to align the consideration with implementation of the Company’s transfer pricing framework. The amendments to these agreements constituted a “related party transaction” as such term is defined in MI 61-101.  The Company was exempt from the formal valuation requirement under Section 5.5(a) and the minority approval requirement under Section 5.7(1)(a) of MI 61-101, respectively, as the fair market value of the amendments, as determined by the Board, did not exceed 25% of the Company's market capitalization on the date of such amendments.

Other than the investment management activities noted above, the Company had no other transactions with related parties outside of the Group except those pertaining to transactions with key management personnel and shareholders in the ordinary course of their employment or directorship. Transactions with related parties for the sale of Focus due to the restructuring process were adjusted in the Company’s consolidated financial statements following the application of IFRS 10. See the “Legal and Regulatory – Restructuring” section of the MD&A.

PROPOSED TRANSACTIONS

There are no proposed transactions as at the date of this MD&A that have not been disclosed.

CRITICAL ACCOUNTING ESTIMATES

In the process of applying the significant accounting policies, the Group has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

a.          Judgments

Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of the share options and expected dividend yield.

Discount rate for a lease liability

When the Company is unable to readily determine the discount rate implicit in a lease in order to measure the lease liability, the Company uses an incremental borrowing rate. That rate represents the rate of interest that the Company would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. When there are no financing transactions that can serve as a basis, the Company determines the incremental borrowing rate based on its credit risk, the lease term and other economic variables deriving from the lease contract’s conditions and restrictions. The rates at which the Company can borrow will also vary based on the jurisdiction of the leased property, whether it be Israel, Germany, or Canada. In certain situations, the Company is assisted by an external valuation expert in determining the incremental borrowing rate.

Management’s Discussion and Analysis

b.          Estimates and assumptions

The preparation of the financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the reporting date and the critical estimates computed by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Assessment of going concern

The use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

In arriving at this determination, the Company has undertaken a thorough review of the Group’s cash flow forecast and potential liquidity risks. Cash flow projections have been prepared which show that the Group’s operations will be cash generative during the period of at least 12 months from the date of approval of the consolidated financial statements.

Biological assets and inventory

In calculating the value of the biological assets and inventory, management is required to make several estimates, including estimating the stage of growth of the cannabis up to the point of harvest, harvesting costs, selling costs, average or expected selling prices and list prices, expected yields for the cannabis plants, and oil conversion factors. The valuation of work-in-process and finished goods also requires the estimate of conversion costs incurred, which become part of the carrying amount for the inventory. The Company must also determine if the cost of any inventory exceeds its net realizable value, such as cases where prices have decreased, or inventory has spoiled or has otherwise been damaged. See Note 4 of the Annual Financial Statements for further information.

Business combinations

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Management’s Discussion and Analysis

Impairment of property, plant and equipment and finite life intangible assets

The Company assesses impairment of property, plant and equipment and finite life intangible assets when an impairment indicator arises (e.g., change in use or discontinued use, obsolescence or physical damage). When the asset does not generate cash inflows that are largely independent of those from other assets or group of assets, the asset is tested at the cash generating unit (“CGU”) level. In assessing impairment, the Company compares the carrying amount of the asset or CGU to the recoverable amount, which is determined as the higher of the asset or CGU’s fair value less costs of disposal and its value-in-use. Value-in-use is assessed based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects applicable market and economic conditions, the time value of money and the risks specific to the asset. An impairment loss is recognized whenever the carrying amount of the asset or CGU exceeds its recoverable amount and is recorded in the consolidated statements of comprehensive loss.

Impairment of intangible assets with indefinite life and goodwill

Goodwill and intangible assets with an indefinite life or not yet available for use are tested for impairment annually, and whenever events or circumstances that make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit. Finite life intangible assets are tested whenever there is an indication of impairment. Goodwill and indefinite life intangible assets are tested for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Goodwill is allocated to CGUs or groups of CGU’s for impairment testing based on the level at which it is monitored by management, and not at a level higher than an operating segment. Goodwill is allocated to those CGUs or groups of CGUs expected to benefit from the business combination from which the goodwill arose, which requires the use of judgment. An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds it recoverable amount. The recoverable amounts of the CGUs’ assets have been determined based on either fair value less costs of disposal or value-in-use method. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the CGU, given the necessity of making key economic assumptions about the future. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying value of assets in the CGU. Any impairment is recorded in profit and loss in the period in which the impairment is identified. A reversal of an asset impairment loss is allocated to the assets of the CGU on a pro rata basis. In allocating a reversal of an impairment loss, the carrying amount of an asset shall not be increased above the lower of its recoverable amount and the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior period. Impairment losses on goodwill are not subsequently reversed.

Management’s Discussion and Analysis

Legal claims

In estimating the likelihood of legal claims filed against certain entities of the Group, the Company’s management rely on the opinions of the respective legal counsel of each relevant entity of the Group. These estimations are based on each legal counsel’s best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims may be determined in courts, the results could differ from these estimations.

Deferred tax assets

Deferred tax assets are recognized for unused carry-forward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and level of future taxable profits, its source and the tax planning strategy.

Valuation of loans receivable

For loans receivable measured at amortized cost or at Fair Value Through Profit or Loss (“FVTPL”) under IFRS 9 Financial Instruments (“IFRS 9”), judgment is used by the Company in determining the fair value of the loan at inception of the lending arrangement and at each reporting period. The fair value of the loan at any given point in time is calculated based on the present value of estimated future loan payments, discounted using an interest rate that would be charged by another market participant for a financing arrangement with similar characteristics. Judgment is used by the Company in determining what the interest rate would be for sourcing a similar financing arrangement in the market. This can lead to material fair value gains or losses on loans held at FVTPL.

Derecognition and modification of loans receivable

The Company uses judgment in determining whether the change in the terms of the lending arrangement qualifies as a derecognition of the loan or a modification of the loan under IFRS 9. Depending on the Company’s judgment, the manner in which the loan is treated, be it a modification or a settlement, can result in materially different results in interest revenue or other income. If there is a modification in a lending arrangement subsequent to initial recognition, the Company also reassesses the need to modify the expected credit loss associated with the loan.

Share-based payments

The Company uses the Black-Scholes option pricing model in determining the fair value of Options issued to employees. In estimating fair value, the Company is required to make certain assumptions and estimates such as the expected life of the options, volatility of the Company’s future share price, the risk-free rate, future dividend yields and estimated forfeiture rates at the initial grant date.

Equity accounted investees

Significant judgment is used by the Company in assessing control of the Company’s investment in its equity accounted investee – the Fund. Although not holding more than a 20% stake in the Fund, the Company concluded that significant influence exists under IFRS 10 based on the Company’s management of day-to-day operations of the business and overall investment management.

Management’s Discussion and Analysis

Estimated useful lives and depreciation/amortization of property and equipment, as well as intangible assets

Depreciation and amortization of property and equipment, as well as intangible assets, are dependent upon estimated useful lives which are determined through the exercise of judgment. Estimated useful lives are assessed at the end of each reporting period for any changes in the expected life of the asset and consumption of economic benefits from the use of the asset. Amortization as well as depreciation commences when the asset is first put into use. The expected life of any intangible assets with a finite life are assessed at the end of each reporting period.

Leases

Judgment is used in determining the value of the Company’s right-of-use assets and lease liabilities. The value determined for the Company’s right-of-use assets and lease liabilities can be materially different based on the discount rate selected to present value the future lease payments as well as the likelihood of the Company exercising extensions, termination, and/or purchase options. The discount rate used to present value the future lease payments over the life of the lease is based on the Company’s incremental borrowing rate at inception of the lease. This rate is determined by the Company using judgment.

In determining the value of the Company’s right-of-use assets and lease liabilities, the Company assesses future business plans to determine whether to include certain extension options noted in the lease agreement.

If there is no interest rate implicit in the lease agreement, the Company uses a discount rate that would be charged to a similar borrower, with similar risk characteristics, in a mortgage loan to purchase the leased facility. This discount rate is used to present value the future lease payments in determining the right-of-use asset and lease liability values at inception of the leases.

Revenue recognition

Under IFRS 15 Revenue from Contracts with Customers, judgment is required in recognizing revenue when variable consideration is present in a contract. In certain supply agreements, the Company stands ready to accept returns on cannabis sales, indicating the possibility of variable consideration.

Judgment is used by the Company in determining which of the above two methods of revenue recognition should be used when recognizing revenue from cannabis sales. Moreover, estimates are used by the Company in determining the amount of revenue to recognize upon delivery and acceptance of cannabis inventory to a customer.

Changes in Accounting Policies Including Initial Adoption

The Company’s significant accounting policies under IFRS are contained in the Annual Financial Statements (refer to Note 2 to the Annual Financial Statements). Certain of these policies involve critical accounting estimates as they require management to make particularly subjective or complex judgments, estimates and assumptions about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

Management’s Discussion and Analysis

The following new accounting standards applied or adopted during the twelve months ended December 31, 2021, had impact on the Annual Financial Statements:

IFRS 3, “Business Combinations”:

In October 2018, the IASB issued an amendment to the definition of a “business” in IFRS 3, “Business Combinations” (the “2018 Amendment”). The 2018 Amendment is intended to assist entities in determining whether a transaction should be accounted for as a business combination or as an acquisition of an asset.

The 2018 Amendment consists of the following:

1. Clarification that to meet the definition of a business, an integrated set of activities and assets must include, as a minimum, an input and a substantive process that together significantly contribute to the ability to create output.

2. Removal of the reference to the assessment whether market participants are capable of acquiring the business and continuing to operate it and produce outputs by integrating the business with their own inputs and processes.

3. Introduction of additional guidance and examples to assist entities in assessing whether the acquired processes are substantive.

4. Narrowing the definitions of “outputs” and “business” by focusing on goods and services provided to customers.

5. Introducing an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The 2018 Amendment is to be applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020, with earlier application permitted. The 2018 Amendment is not expected to have a material impact on the Company in the current or future reporting periods.

Amendment to IAS 1, “Presentation of Financial Statements”:

In January 2020, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” (the “2020 Amendment”) regarding the criteria for determining the classification of liabilities as current or non-current.

The 2020 Amendment includes the following clarifications:

•	What is meant by a right to defer settlement;

•	That a right to defer must exist at the end of the reporting period;

•	That classification is unaffected by the likelihood that an entity will exercise its deferral right.

•	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

Management’s Discussion and Analysis

The 2020 Amendment is effective for annual periods beginning on or after January 1, 2023 and must be applied retrospectively.

The Company is evaluating the possible impact of the 2020 Amendment on its current loan agreements.

FINANCIAL INSTRUMENTS

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Financial Instruments Measured at Fair Value	Fair Value Method

Derivative assets[1]	Black & Scholes model (Level 3 category)
Unlisted Warrants[1]	Black & Scholes model (Level 3 category)
Listed Warrants[1]	Market price (Level 1 category)
Loans receivable	Discounted Cashflow Method (Level 3 category)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, Trade receivables and other account receivables	Carrying amount (approximates fair value due to short-term nature)
Loans receivable	Amortized Cost (effective interest method)
Trade Payables, other accounts payable and accrued expenses	Carrying amount (approximates fair value due to short-term nature)

Notes:

[1]
Finance expense (income) include fair value adjustment of Warrants, Investments, and Derivative assets measured at fair value, for the year ended December 31, 2021 and 2020, amounted to $21,638 and $(20,155), respectively.

Finance expense (income) include fair value adjustment of Warrants, Investments, and Accounts Receivable measured at fair value, for the three months ended December 31, 2021 and 2020, amounted to $469 and $(14,107), respectively.

Management’s Discussion and Analysis

The Group has exposure to the following risks from its use of financial instruments:

Share price risk

The Group’s investments in unlisted shares are sensitive to the market price risk arising from uncertainties about the future value of these investments. The Group manages the price risk through diversification and by placing limits on individual and total investment in shares.

The Company’s board of directors reviews and approves all decisions related to investments in shares.

At the reporting date, the Group’s exposure to investments in unlisted shares measured at fair value was $2,165.

Credit risk

The maximum credit exposure at December 31, 2021, is the carrying amount of cash and cash equivalents, accounts receivable and other current assets. The Group does not have significant credit risk with respect to customers. All cash and cash equivalents are placed with major Israeli financial institutions.

Liquidity risk

As at December 31, 2021, the Group’s financial liabilities with liquidity risk consist of trade payables and other accounts payable, which have contractual maturity dates within one year, and lease liabilities. The Group manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Group’s working capital position as at December 31, 2021, management considers liquidity risk to be low.

Currency rate risk

As at December 31, 2021, a portion of the Group’s financial assets and liabilities held in Euros, Canadian dollars and U.S. dollars consist of cash and cash equivalents. The Group’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties as applicable. The Group does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows, as management has determined that this risk is not significant at this point of time.

Procedures and Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable IFRS. Internal control over financial reporting should include those policies and procedures that establish the following:

•	maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of assets;

•	reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable IFRS;

•	receipts and expenditures are only being made in accordance with authorizations of management or the board of directors; and

•	reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial instruments.

Management’s Discussion and Analysis

The Company’s management, with the participation of the Chief Financial Officer, assessed the effectiveness of the Company’s internal controls over financial reporting and concluded that as at December 31, 2021, the Company’s internal control over financial reporting was effective and yet constantly seek to improve it.

As of December 31, 2021, the Company did not make any significant changes to its internal controls over financial reporting that would have materially affected, or reasonably likely to materially affect, its internal controls over financial reporting.

Limitations of Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that due to inherent limitations, any disclosure controls and procedures or internal control over financial reporting, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost- effective control system, misstatements due to error or fraud may occur and not be detected. Additionally, management is required to use judgment in evaluating controls and procedures.

LIMITATION ON SCOPE OF DESIGN

The Company is considering all its entities as subject to its controls, policies and procedures. In the first year post-acquisition, each subsidiary goes through an implementation phase, through which the newly acquired subsidiary implements the Company’s procedures.

LEGAL AND REGULATORY

RESTRUCTURING

Current Israeli law requires prior approval by the IMCA, a unit of the MOH, of the identity of any shareholder owning 5% or more of an Israeli company licensed by the IMCA to engage in cannabis-related activities in Israel. For a number of reasons, including the opportunity to leverage a network of multiple Israeli licensed producers cultivating under the IMC brand, and in contemplation of a “go-public transaction” to geographically diversify the Company’s share ownership, IMC Holdings restructured its organization on April 2, 2019 (the “IMC Restructuring”) resulting in the divestiture to Oren Shuster and Rafael Gabay of its interest in Focus, which is licensed by the IMCA to engage in cannabis-related activity in Israel.

Management’s Discussion and Analysis

IMC Holdings retains an option with Messrs. Shuster and Gabay to re-acquire the sold interest in Focus at its sole discretion and in accordance with Israeli cannabis regulations, within 10 years of the date of the IMC Restructuring (the “Focus Agreement”). The Focus Agreement sets an aggregate exercise price equal to NIS 765.67 per share of Focus for a total consideration of NIS 2,756,500, that being equal to the price paid by Messrs. Shuster and Gabay for the acquired interests in Focus at the time of the IMC Restructuring.

As part of the IMC Restructuring, IMC Holdings and Focus entered into an agreement in which Focus shall use the IMC brand on an exclusive basis for the sale of any cannabis plant and/or cannabis product produced by Focus, either alone or together with other sub-contractors engaged by Focus through the IP Agreement. Focus is also obligated to exclusively use IMC Holdings for certain management and consulting services including: (a) business development services; (b) marketing services; (c) strategic advisory services; (d) locating potential collaborations on a worldwide basis; and (e) financial analysis services through the Services Agreement” and Commercial Agreements.

Under the IP Agreement, IMC Holdings charges Focus an amount equal to 25% of its revenues on a quarterly basis, which may be adjusted by mutual consent from time to time, as consideration for Focus’ use of certain trademarks, know-how, technology and maintenance services provided by IMC Holdings.

Under the Services Agreement, IMC Holdings charges Focus an amount equal to IMC Holdings’ cost of providing certain services to Focus plus a 25% mark-up, which may be adjusted by mutual consent from time to time, as consideration for the provision of such services. On January 1, 2021, the Company amended the terms of each of the IP Agreement and the Services Agreement. For more information see “Corporate Highlights and Events”.

Subsequent to the IMC Restructuring, according to accounting criteria in IFRS 10, the Company is viewed as effectively exercising control over Focus, and therefore, the financial statements of Focus continue to be consolidated with those of the Company, despite the fact that the Company does not own Focus.

ISRAELI MARKET DEVELOPMENT 2012-2021

According to Israeli Ministry of Health, as of December 2021, there are 109,352 medical cannabis licensed patients in Israel. A monthly prescription of 4,220,000 grams of cannabis were recorded in December 2021 an increase of 1,013,000 grams of cannabis from December 2020.11

The chart below reflects the growth in licensed medical cannabis patients in Israel between 2012 to December 2021.12

11 Israel Ministry of Health – licensed patients’ data as of December 2021 - https://www.health.gov.il/Subjects/cannabis/Documents/licenses-status-december-2021.pdf
12 Ministry of Health – licensed patients’ data as of February 2022 - https://www.gov.il/BlobFolder/reports/licenses-status-february-2022/he/licenses-status-february-2022.pdf

Management’s Discussion and Analysis

REGULATORY FRAMEWORK IN ISRAEL

In Israel, cannabis is currently defined as a “dangerous drug” according to the Dangerous Drugs Ordinance13 and the 1961 Single Convention on Narcotic Drugs (“Narcotics Convention”), to which Israel is a signatory. However, both the DDO and the Narcotics Convention allow for the use of cannabis for medical or research purposes under a supervised and controlled regime. The competent regulatory authority in Israel in all matters concerning the oversight, control and regulation of cannabis for medical production, consumption, and research in Israel is the IMCA, established by Government Res. No. 306914. The production, distribution and consumption of adult-use recreational cannabis products is currently illegal in Israel.

Patient Medical Consumption. The use of cannabis is allowed for patients and for medical purposes, in respect of certain medical conditions, under a special approval of the MOH. Procedure 1061 of the IMCA sets out a list of medical conditions that are allowed to be treated with medical cannabis products. Such authorized medical conditions are examined and updated from time to time, and include, among others, cancer, pain, nausea, seizures, muscle spasms, epilepsy, Tourette syndrome, multiple sclerosis (MS), amyotrophic lateral sclerosis (ALS), and post-traumatic stress disorder (PTSD).

Licensing and Authorization for Commercial Activities in the Medical Cannabis Field. In December 2017, the IMCA issued regulations that standardized the licensing process for any cannabis related activity (the “Road Map”).16 Pursuant to the Road Map, each operation in the medical cannabis field, including the propagation, cultivation, products manufacturing, storage and distribution to licensed pharmacies, and distribution from licensed pharmacies to licensed patients, requires compliance with the provisions of applicable laws, including the procurement of an appropriate license under the DDO from the IMCA and the maintenance of such license in good standing. Cannabis licenses may not be transferred, exchanged or assigned without the prior approval of the IMCA. The licenses are valid for a period of up to 3 years and can be renewed with the approval of the IMCA only.

13 Cannabis is listed in schedule 1 of the Dangerous Drugs Ordinance [New Version], 1973 [Hebrew]
https://www.health.gov.il/LegislationLibrary/Samim_01_EN.pdf
14 Israeli Government Res. No. 3609 [Hebrew], August 7th, 2011 https://www.gov.il/he/Departments/policies/2011_des3609
15 Ministry of Health Pharmaceutical Division Policy Number 106 – Licenses for Use of Cannabis https://www.health.gov.il/hozer/DR_106.pdf (in Hebrew)
16 Directive 107 - Guidelines for the process of licensing the practice of cannabis for medical use, as amended on October 2020 [Hebrew] - https://www.health.gov.il/hozer/CN_107_2019.pdf

Management’s Discussion and Analysis

The MOH has issued a set of directives containing procedures and requirements for applicants for cannabis related activity licenses and has authorized certain entities to issue official certificates upon compliance with such directives. These directives include (i) Directive 150 (GSP Standard certification); (ii) Directive 151 (GAP Standard certification); (iii) Directive 152 (GMP Standard certification); and (iv) Directive 153 (GDP Standard certification). Regular and periodic examinations are conducted for licensed entities, in order to ensure compliance with the analytical standards and the level of quality required during each of the phases of production and distribution of medical cannabis.

Medical Cannabis Imports and Exports. The Narcotics Convention governs the import and export of cannabis between member countries. Since Israel is a member country, any export and import of cannabis is subject to the Narcotic Convention.

In October 2020, the IMCA issued an updated procedure, titled “Guidelines for Approval of Applications for Importation of Dangerous Drug of Cannabis Type for Medical Use and for Research” (“Procedure 109”), describing the application requirements for cannabis import licenses for medical and research purposes. Therefore, each import of medical cannabis is to be approved by the IMCA issuing a specific import permit for each imported shipment, rather than a general license for import. An application for import of medical cannabis can be submitted by an entity licensed by the IMCA for the conduct of medical cannabis related activity. The Israeli government approved the export of pharmaceutical-grade cannabis and cannabis-based products on January 27, 201917, and in December 2020, the IMCA published guidelines for the medical cannabis export permit application process.18.

Legalization of Adult-Use Recreational Cannabis and CBD for non-medical purposes in Israel. As of the date of this Annual Information Form, adult-use recreational cannabis use in Israel and CBD for non-medical use is illegal. In November 2020, an Israeli government committee responsible for advancing the cannabis market reform published a report supporting and recommending the legalization of adult-use recreational cannabis in Israel. The Israeli parliament dissolved since then without applying the committee’s’ recommendations and all legislative initiatives were suspended. However, the new government, formed on June 13, 2021, declared, and settled in the coalition agreement, its commitment to legalization of adult-use recreational cannabis. Since the formation of the new government, several legislative initiatives were filed, including for the decriminalization of the possession of cannabis for individual recreational adult-use and the legalization of CBD for non-medical use. These initiatives were not accepted; however they are viewed as first steps towards more comprehensive legislation towards the legalization of adult-use recreational cannabis. Members of the Israeli government continue to affirm their commitment to the legalization of adult-use recreational cannabis.

17 Directive 4490 [Hebrew] - https://www.gov.il/he/departments/policies/dec4490_2019
18 Directive 110, December 2020 [Hebrew] - https://www.health.gov.il/hozer/CN_110.pdf

Management’s Discussion and Analysis

Previous Regime and Price Control. Until September 2019, under the previous regime, patients licensed for consumption of medical cannabis products by the IMCA received all of their medical cannabis products authorized under their respective licenses at a fixed monthly price of NIS 370, regardless of each patient’s authorized amount. Since September 2019, under the new regime, licenses to patients were no longer entitling them for such fixed monthly price. However, some medical cannabis patient licenses granted under the previous regime remain valid, entitling their holders to receive medical cannabis products pursuant to the price controls and supplier restrictions of the former regime. All licenses under the previous regime expired in Q1 2022. For more information, please see “Legal Proceedings and Regulatory Actions – Legal Proceedings – Supreme Court of Justice 2335/19”.

REGULATORY FRAMEWORK IN CANADA

Canada

The Cannabis Act and the Cannabis Regulations came into force on October 17, 2018, legalizing the sale of adult-use recreational cannabis. The Cannabis Act and Cannabis Regulations establish a licensing and permitting scheme for the production, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of adult-use recreational cannabis.

On October 17, 2019, amending regulations titled the Regulations Amending the Cannabis Regulations came into force that, among other things, expanded the scope of the Cannabis Act and Cannabis Regulations to enable the sale of certain categories of cannabis, including cannabis extracts, topicals and edibles, and set THC content limits for certain categories of cannabis products.

Licensing. The Cannabis Regulations establish six classes of licenses under the Cannabis Act: (i) cultivation licences, including standard cultivation, micro-cultivation and nursery sub-classes; (ii) processing licences, including standard processing and micro-processing sub-classes; (iii) analytical testing licences; (iv) sales for medical purposes licences; (v) research licences; and (vi) cannabis drug licences. These licences are valid for a period of up to five years. Licence requirements and rules differ depending on the class and/or sub-class of the licence.

Security Clearances. Certain people associated with cannabis licensees must hold a valid security clearance issued by Canada’s Minister of Health. For example, in the case of corporations that hold licences for cultivation, processing or sale, directors, officers and other individuals who exercise, or are in positions to exercise, direct control over the corporation are required to hold such a security clearance. Under the Cannabis Regulations, the Minister may refuse to grant security clearances to individuals with organized crime associations or past convictions for, or in association with, drug trafficking, corruption or violent offences. Individuals who have a history of nonviolent, lower-risk criminal activity (for example, simple possession of cannabis or small-scale cultivation of cannabis plants) are not precluded by legislation from participating in the legal cannabis industry, and the granting of security clearance to such individuals is at the discretion of the Minister.

Management’s Discussion and Analysis

Cannabis Tracking System. Under the Cannabis Act, the Minister is authorized to establish and maintain a national cannabis tracking system. Accordingly, Health Canada introduced the Cannabis Tracking and Licensing System, whereby licence holders are required to use this online system to submit monthly tracking reports, new license applications and licence renewal requests, among other things. The purpose of this system is to track cannabis throughout the supply chain to help prevent diversion of cannabis into, and out of, the legal market. The Cannabis Act provides the Minister with the authority to make a ministerial order that would require licensees to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister.

Cannabis Products. The Cannabis Act and Cannabis Regulations, as amended, set out the requirements for the sale of dried cannabis, fresh cannabis, cannabis plants, cannabis seeds, cannabis edibles, cannabis extracts and cannabis topicals. Among other requirements, THC content limits are prescribed depending on the product category.

Packaging & Labelling. The Cannabis Regulations set out detailed requirements pertaining to the packaging and labelling of cannabis products that seek to promote informed consumer choice and allow for the safe handling and transportation of cannabis, while also reducing the appeal of cannabis to youth and promoting safe consumption. These requirements include plain packaging for cannabis products and packaging that is tamper-proof and child-resistant. The Cannabis Regulations further require package labels to include, among other information, the class of cannabis and the name, phone number and email of the licensed cultivator or processor, the standardized cannabis symbol and information pertaining to the THC and CBD content. Specific requirements vary depending on the product category of cannabis.

Promotion. The Cannabis Act prohibits the promotion of cannabis, cannabis accessories and cannabis-related services unless authorized by the Cannabis Act through certain exceptions prescribed in the Cannabis Act and the Cannabis Regulations.

Medical Cannabis. In addition to governance of recreational cannabis activities, the Cannabis Regulations also govern the regulatory framework associated with medical cannabis in Canada. Prior to the coming into force of the Cannabis Act and Cannabis Regulations, the sale of medical cannabis was permitted under the ACMPR. Although the ACMPR was replaced by the Cannabis Act and Cannabis Regulations, the new rules were not significantly different from the previous rules; changes were made to improve patient access, ensure consistency with recreational cannabis rules, and reduce the risk of abuse within the medical access system.

Management’s Discussion and Analysis

Provincial and Territorial Regulatory Framework. While the Cannabis Act provides for the regulation of adult-use cannabis production by the federal government, provincial and territorial governments maintain authority to regulate other aspects of adult-use recreational cannabis activities such as sale and distribution, minimum age requirements, and places where cannabis can be consumed. The following chart summarizes the basic recreational cannabis regimes in place as of the date of this Annual Information Form:

Province or Territory	Minimum Age to Purchase Recreational Cannabis Products	Private and/or Public Operated Retailers	Online Sales
Alberta	18	Private and Public	Yes (Public only)
British Columbia	19	Private and Public	Yes (Public only)
Manitoba	19	Private	Yes
New Brunswick	19	Public	Yes
Newfoundland and Labrador	19	Private and Public	Yes (Public only)
Nova Scotia	19	Public	Yes
Ontario	19	Private and Public	Yes (Public only)
Prince Edward Island	19	Public	Yes
Quebec	21	Public	Yes
Saskatchewan	19	Private	Yes
Northwest Territories	19	Private and Public	Yes (Public only)
Nunavut	19	Private and Public	Yes
Yukon	19	Private and Public	Yes (Public only)

Management’s Discussion and Analysis

REGULATORY FRAMEWORK IN GERMANY

On March 10, 2017, the German federal government enacted bill Bundestag-Drucksache 18/8965 – Law amending narcotics and other regulations that amended existing narcotics legislation to recognize cannabis as a form of medicine and allow for the importation and domestic cultivation of medical cannabis products. Under the updated legislation, cannabis is listed in Annex 3 to the Federal Narcotics Act (“BtMG”) as a “marketable narcotic suitable for prescription”. Legalization in Germany applies only to cannabis for medicinal purposes under state control in accordance with the Narcotic Convention.  Currently, the production, distribution, exportation and importation of medical cannabis products in Germany is legal, subject to regulations and licensing requirements, while operations involving adult-use recreational cannabis products remain illegal. Nevertheless, current German government has declared in the coalition agreement its intention to open up the German market also in the recreational market. So far, however, there have been no visible further developments in this regard. Medical cannabis in Germany must comply with the corresponding monographs of the German and European pharmacopoeia. All BtMG permit applications must specify the strains and estimated quantities of medical cannabis involved and any subsequent changes must be reported to the Federal Opium Agency of Germany.

Unlike cannabis, CBD is not subject to German narcotics laws and may or may not be subject to German drug laws, depending on its use and dosage. Annex 1 of the Ordinance on the Prescription of Medicinal Products stipulates that CBD is in principle subject to prescription but does not specify a minimum quantity or a specific dosage form. However, a distinction must be made between consumable products that naturally contain CBD and those that are infused with CBD extract; the European Commission considers the latter to be a type of “food”. In light of the above, various products containing CBD can be found in the German market.

Cultivation in Germany and Distribution of Medical Cannabis Cultivated in Germany.  The Federal Opium Agency of Germany’s Federal Institute for Drugs and Medical Devices (“BfArM”) formed a cannabis division (the “Cannabis Agency”) to oversee cultivation, harvesting, processing, quality control, storage, packaging and distribution to wholesalers, pharmacists and manufacturers. The Cannabis Agency also regulates pricing of German-produced medical cannabis products and serves as an intermediary of medical cannabis product sales between manufacturers, wholesalers and pharmacies on a non-profit basis. In late 2018, the Cannabis Agency issued a call for tenders to award licenses for local medical cannabis cultivation and distribution of German-cultivated medical cannabis products (the “German Local Tender”). The Cannabis Agency would serve as an intermediary in the supply chain between such cultivation and distribution. In April 2019, three licences for local cultivation were granted. In consequence three companies in Germany cultivate on behalf of the Cannabis Agency of the BfArM. Each license permitted the holder to grow up to 200kg per year for total production of 2,600kg per year collectively from the 13 cultivation lots and 10,400kg over the four-year license period. In July 2021, the BfArM launched the state sale of cannabis grown in Germany. Since then, pharmacies have been able to purchase medical cannabis in pharmaceutical drug quality for the supply of patients from the BfArM via the portal www.cannabisagentur.de. The sale from the BfArM to pharmacies is at a price of 4.30 euros per gram.

The Cannabis Agency has no influence on the actual retail price of medical cannabis products, and is not responsible for the import of medical cannabis products and will therefore neither purchase nor distribute imported medical cannabis products. As a wholesaler, the Cannabis Agency sells German-based medical cannabis products in its own name.

Management’s Discussion and Analysis

Import volumes and procedures.  The current regime permits the importation of cannabis plants and plant parts for medicinal purposes under state control subject to the requirements under the Narcotic Convention, according to which, Germany must estimate the expected demand of medical cannabis products for medical and research purposes for the following year and report such estimates to the International Narcotics Control Board.

As a prerequisite to obtaining a German import license, the supplier must grow and harvest in compliance with EU-GACP-Guidelines and manufacture in compliance with EU-GMP-Guidelines and certifications. All medical cannabis products imported to Germany must derive from plant material cultivated in a country whose regulations comply with the Narcotic Convention, and must comply with the relevant monographs described in the German and European pharmacopeias. While these requirements also apply to the exportation of medical cannabis products, the current German regime does not allow domestically cultivated medical cannabis products to be directly sold to commercial entities other than the Cannabis Agency.

Dispensing Exclusively via Pharmacies. Medical cannabis products imported pursuant to an import license under the BtMG and AMG/BtMG permits are sold exclusively to pharmacies for final dispensing to patients on a prescription basis as ‘magistral preparations’, a term used in Europe to refer to medical products prepared in a pharmacy in accordance to a medical prescription for an individual patient. Magistral preparations require certain manufacturing steps in the pharmacy. Such manufacturing steps of the pharmacist typically include the testing and dosing of pre-packaged cannabis inflorescences (typically referred to as “floss”), medical cannabis products for oral administration (dronabinol), medical cannabis products for inhalation upon evaporation, and medical cannabis-infused teas. In addition to magistral preparations, medical cannabis products are also marketable as pre-packaged, licensed drugs (e.g. Sativex®).

No U.S. Cannabis-Related Activities

The Group does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities“.

RISK FACTORS

The Company has implemented risk management governance processes that are led by the board of directors, with the active participation of management, and updates its assessment of its business risks on an annual basis. Notwithstanding, it is possible that the Company may not be able to foresee all the risks that it may have to face. The market in which IM Cannabis currently competes is complex, competitive and changing rapidly, and its business is subject to risks inherent in a high growth, heavily regulated enterprise, and the Company has identified certain risks pertinent to the Group’s business that may have affected or may affect the Group’s business, financial conditions, results of operations and cash flows, as further described throughout this MD&A and under “Risk Factors” in the Annual Information Form. For additional risk factors, readers are directed to the Company’s most recent Annual Information Form, which is (a) available under the Company’s issuer profile on SEDAR at www.sedar.com, and (b) incorporated into and forms part of the Company's annual report on Form-40F filed on EDGAR at www.sec.gov. Sometimes new risks emerge, and management may not be able to predict all of them or be able to predict how they may cause actual results to be different from those contained in forward looking statements. Readers of this MD&A should not rely upon forward looking statements as a prediction of future results.

Management’s Discussion and Analysis

Credit Risk

The maximum credit exposure as of December 31, 2021, is the carrying amount of cash and cash equivalents, accounts receivable and other current assets. The Group does not have significant credit risk with respect to customers. All cash and cash equivalents are placed with major Israeli financial institutions.

Loan receivable credit risk is managed by each loan separately according to the Group’s policy, procedures and control relating to the borrower’s credit risk management. At the end of each period, the individual loan values are assessed based on a credit risk analysis. As of December 31, 2021, the Group had 2 loans outstanding (2020: nil loans) with a total balance of approximately $2.71 million.

The expected credit loss analysis is generally based on Management’s understanding of the borrower’s experience/integrity, financial health, business plans, capacity, products, customers, contracts, competitive advantages/disadvantages, and other pertinent factors when assessing credit risk. This would also include the assessment of the borrower’s forecasts as well as taking into consideration any security and/or collateral the Company has on the outstanding balance.

As security on the loan receivable to Biome Grow Inc., the borrower holds approximately 744,000 Common Shares, on December 31, 2021. These shares cannot be sold without the proceeds from any sale being provided to the Company as repayment for the loan until the balance is fully discharged

As of December 31, 2021, the Company assessed the overall risk of the loan receivable balance and concluded that no expected credit loss under IFRS 9 was required.

Management’s Discussion and Analysis

Liquidity Risk

The Company’s liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As of December 31, 2021, the Group's financial liabilities with liquidity risk consist of trade payables and other accounts payable which have contractual maturity dates within one year, and lease liabilities. The Group manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Group's working capital position at December 31, 2021, management considers liquidity risk to be low.

Currency rate risk

As at December 31, 2021, a portion of the Group’s financial assets and liabilities held in NIS, Euros, Canadian dollars and U.S. dollars consist of cash and cash equivalents. The Group’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties as applicable. The Group does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows, as management has determined that this risk is not significant at this point of time.

Tax Remittance

The Company is subject to the provisions of the ITA12 and to review by CRA13. The Company files its annual tax compliance based on its interpretation of the ITA and CRA’s guidance. There is no certainty that the returns and tax position of the Company will be accepted by CRA as filed. Any difference between the Company’s tax filings and CRA’s final assessment could impact the Company’s results and financial position.

As at December 31, 2021, the Company’s financial statements included a tax liability of $9,060 and a tax indemnification asset of $8,835. The indemnification asset, intended to cover certain statutory tax obligations arising from the Trichome Transaction to the CRA, consists of: (1) 927,463 Common Shares; (2) The Company is a party to an indemnification agreement with certain directors and officers of the Company and Trichome to cover certain tax liabilities, interest and penalties arising from the Trichome Transaction; (3) a director of the Company has entered into a security pledge agreements with the Company to secure the obligations under the indemnification agreement. The director has pledged an aggregate of 833,508 Common Shares and 275,125 vested RSU’s in favour of the Company.; (4) the director has transferred the Company cash in the amount of $3,250 (the “Indemnification Asset”).

There can be no assurance that the Indemnification Asset will be sufficient to satisfy the requisite payments to the CRA. Additionally, there can be no assurance that the directors and officers whom are party to the indemnification agreement will make sufficient payments to the Company and/or CRA, or make the payments at all.

There can be no assurance that income tax laws or the interpretation thereof in any of the jurisdictions in which the Company operates will not be changed or interpreted or administered in a manner which adversely affects the Company and its shareholders. In addition, there is no assurance that CRA will agree with the manner in which the Company calculates taxes payable or that any of the other tax agencies will not change their administrative practices to the detriment of the Company or its shareholders.

CAUTION CONCERNING FORWARD-LOOKING INFORMATION

Certain statements in this MD&A may contain “forward-looking statements” or “forward-looking information,” within the meaning of applicable Canadian securities legislation (collectively referred to herein as “forward-looking statements” or “forward-looking information”). All statements other than statements of fact may be deemed to be forward-looking statements, including statements with regard to expected financial performance, strategy and business conditions. The words “believe”, “plan”, “intend”, “estimate”, “expect”, “anticipate”, “continue”, or “potential”, and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking statements. These statements reflect management’s current expectations and plans with respect to future events and are based on information currently available to management including based on reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as at the date such statements are made. No assurance can be given that the expectations in any forward looking statement will prove to be correct and, as such, the forward-looking statements included in this MD&A should not be unduly relied upon. Forward-looking information is by its nature prospective and requires IM Cannabis to make certain assumptions and is subject to inherent risks and uncertainties. All forward-looking information is provided as of the date of this MD&A. The Company does not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

Management’s Discussion and Analysis

FORWARD LOOKING STATEMENTS

This MD&A and the documents incorporated by reference herein contain certain statements which contain “forward-looking information” within the meaning of Canadian securities legislation (each a “forward-looking statement”). All statements, other than statements of historical fact included in this MD&A, including information that address activities, events or developments that the Company expects or anticipates will or may occur in the future, are forward-looking statements. The use of any of the words “anticipates”, “plans”, “contemplates”, “continues”, “estimates”, “expects”, “intends”, “proposes”, “might”, “may”, “will”, “shall”, “projects”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “capable”, “budget” and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this MD&A may include, without limitation, forward-looking statements pertaining to:

•	the Company’s business objectives and milestones and the anticipated timing of execution;

•	the performance of the Company’s business, strategies and operations;

•	the intention to expand the business, operations and potential activities of the Company;

•	expectations relating to the number of patients in Israel licensed by the MOH to consume medical cannabis;

•
expectations of Focus, TJAC and MYM on variations of net cost of sales based on the number of pre-harvest plants, after harvest plants, the strains being grown and technological progress in the trimming machines;

•	the future impact of the Oranim Transaction, Panaxia Transaction, Pharm Yarok Transaction and the Vironna Transaction;

•	The Company’s proposed acquisition of the HW Shinua and the Panaxia Pharmacy Option and the future impact thereof;

•	the future product portfolios of the Group and the Company’s ability to export its products, strains and genetics from Canada to Israel and Germany;

•	the competitive conditions of the cannabis industry and the growth of medical or recreational cannabis markets in the jurisdictions in which the Company operates;

•	the growth of the Company’s brands in the respective jurisdictions;

•	the Company’s retail presence, distribution capabilities and data-driven insights;

•	the competitive conditions of the industry, including the Company’s ability to maintain or grow its market share;

•	cannabis licensing in Israel, Germany and Canada, including the anticipated decriminalization or legalization of recreational cannabis in Israel and Germany;

•	expectations regarding the renewal and/or extension of the Group’s licenses;

•	the Group’s anticipated operating cash requirements and future financing needs;

•	the Group’s expectations regarding its revenue, expenses, profit margins and operations;

•	the anticipated gross margins, EBITDA and adjusted EBITDA from the Company’s operations

•	future opportunities for the Company in Canada, particularly in the premium and ultra-premium segments;

•	future opportunities for the Company in Israel, particularly in the retail and distribution segments of the cannabis market; and

•	contractual obligations and commitments.

Management’s Discussion and Analysis

With respect to the forward looking-statements contained in this MD&A, the Company has made assumptions regarding, among other things:

•	the anticipated increase in demand for medical and recreational cannabis in the markets in which the Company operates;

•	the Company’s satisfaction of international demand for its products;

•	the Company’s ability to implement its growth strategies;

•	the development and introduction of new products;

•	the changes and trends in the cannabis industry;

•	the Company’s ability to maintain and renew required licenses;

•	the Company’s ability to rely on the export of, creation and maintenance of and maintain a consistent supply of imported cannabis from the Canadian Facilities;

•	the effectiveness of its products for medical cannabis patients and recreational consumers;

•	future cannabis pricing and input costs;

•	cannabis production yields;

•	the Company being able to continue to drive organic growth from Canadian operations; and

•	the Company’s ability to market its brands and services successfully to its anticipated customers.

Readers are cautioned that the above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include:

•	general business risk and liability, including claims or complaints in the normal course of business;

•	any failure of the Company to maintain “de facto” control over Focus in accordance with IFRS 10 Consolidated Financial Statements (“IFRS 10”);

•	regulatory authorities in Israel viewing the Company as the deemed owner of more than 5% of Focus in contravention of Israeli regulations;

•	limitations on stockholdings of the Company in connection with its potential direct engagement in the Israeli medical cannabis market;

•	the ability and/or need to obtain additional financing for continued operations;

•	the lack of control over the Company’s investees;

•	the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry;

•
unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medial cannabis in Israel, Germany, Canada, Portugal, Greece, or any jurisdictions in which the Company intends to operate;

•	the Company’s ability to continue to meet the listing requirements of the CSE and the NASDAQ;

•	the Israeli government deciding to abandon the decriminalization or legalization of recreational cannabis;

•	any change in the political environment which would negatively affect the prospect of decriminalization or legalization of recreational cannabis in Israel;

Management’s Discussion and Analysis

•	any unexpected failure of Focus to maintain in good standing or renew the Focus License;
•	Focus’ reliance on the Focus Facility to conduct medical cannabis activities in Israel;
•
any unexpected failure of Focus to maintain the Focus Facility in good standing with all state and municipal Israeli regulations, including all required licenses and permits and under the Focus Leases;

•	any adverse outcome of the Construction Proceedings;
•	any unexpected failure of Adjupharm to maintain in good standing or renew any of its Adjupharm Licenses;
•	any unexpected failure of TJAC to maintain in good standing or renew any of the TJAC Licenses or MYM Licenses;
•	the reliance on the Canadian Facilities to conduct medical cannabis activities;
•
any unexpected failure of TJAC and/or MYM to maintain their facilities in good standing with all applicable regulations, including all required licenses and permits and under the TJAC Leases and the Sublime Lease;

•	the Group’s ability to maintain ancillary business licenses, permits and approvals required to operate effectively;

•
the ability of the Company, following the Trichome Transaction, the MYM Transaction, the Panaxia Transaction, the Pharm Yarok Transaction, the Oranim Transaction and the Vironna Transaction to integrate each entity into the Company’s operations and realize the anticipated benefits and synergies of each such transaction and the timing thereof and the focus of management on such integration;

•
any potential undisclosed liabilities of Trichome, MYM, Pharm Yarok, Rosen High Way, Oranim Pharm, and Vironna or other entities acquired by the Company that were unidentified during the due diligence process;

•	the interpretation of Company’s acquisitions of companies or assets by tax authorities or regulatory bodies, including but not limited to the change of control of licensed entities;

•	the ability of the Group to deliver on their sales commitments or growth objectives;

•	the Group’s reliance on third-party supply agreements and its ability to enter into additional supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group’s obligations;

•
the Group’s possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group, including but not limited to the Construction Proceedings, the MOH Allegations and the class action proceedings described herein;

•	the impact of increasing competition;

•	any lack of merger and acquisition opportunities;

•	inconsistent public opinion and perception regarding the use of cannabis;

•	engaging in activities considered illegal under US federal law related to cannabis;

•	political instability and conflict in the Middle East, Eastern Europe and Ukraine;

•	adverse market conditions;

•	unexpected disruptions to the operations and businesses of the Group as a result of the COVID-19 global pandemic or other disease outbreaks including a resurgence in the cases of COVID-19;

•	the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses;

Management’s Discussion and Analysis

•	the Group’s ability to sell its products

•	currency fluctuations;

•	any change in accounting practices or treatment affecting the consolidation of financial results;

•	the costs of inputs;

•	reliance on management; and

•	the loss of key management and/or employees.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect the business, operations or financial results of the Company are detailed under the headings “Risks Factors” and “Contingent Liabilities and Commitments” of this MD&A. The Company and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company and management assume no obligation to update or revise them to reflect new events or circumstances except as required by applicable securities laws.

Additional information about the assumptions, risks and uncertainties of the Company’s business and material factors or assumptions on which information contained in forward-looking information is based is provided in the Company’s disclosure materials, including in this MD&A under “Legal and Regulatory – Risk Factors” and the Company’s current annual information form under “Risk Factors”, filed with the securities regulatory authorities in Canada and which can be viewed online under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

All forward-looking information in this MD&A is qualified by these cautionary statements.

FINANCIAL OUTLOOK

The forward-looking information in this MD&A contain statements in respect of estimated revenues. The Company and its management believe that the estimated revenues are reasonable as of the date hereof and are based on management’s current views, strategies, expectations, assumptions and forecasts, and have been calculated using accounting policies that are generally consistent with the Company’s current accounting policies. These estimates are considered financial outlooks under applicable securities legislation. These estimates and any other financial outlooks or future-oriented financial information included herein have been approved by management of the Company as of the date hereof. Such financial outlooks or future-oriented financial information are provided for the purposes of presenting information about management’s current expectations and goals relating to the sales agreements described in the “Corporate Highlights and Events” section of this MD&A and other previously announced Focus sales agreements and the future business of the Company. The Company disclaims any intention or obligation to update or revise any future-oriented financial information, whether as a result of new information, future events or otherwise, except as required by securities legislation. Readers are cautioned that actual results may vary materially as a result of a number of risks, uncertainties, and other factors, many of which are beyond the Group’s control. See the risks and uncertainties discussed in the “Risk Factors” section and elsewhere in this MD&A and other risks detailed from time to time in the publicly filed disclosure documents of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.